EXHIBIT 13.1

Quarterly report to shareholders
Second quarter 2018
Financial highlights

	three months ended June 30		six months ended June 30
(unaudited - millions of $, except per share amounts)	2018	2017	2018	2017

Income
Revenues	3,195	3,230	6,619	6,637
Net income attributable to common shares	785	881	1,519	1,524
per common share – basic	$0.88	$1.01	$1.70	$1.76
– diluted	$0.88	$1.01	$1.70	$1.75
Comparable EBITDA[1]	1,991	1,830	4,054	3,807
Comparable earnings[1]	768	659	1,632	1,357
per common share[1]	$0.86	$0.76	$1.83	$1.56

Cash flows
Net cash provided by operations	1,805	1,353	3,217	2,655
Comparable funds generated from operations[1]	1,459	1,367	3,070	2,875
Comparable distributable cash flow[1]	1,306	1,181	2,745	2,521
per common share[1]	$1.46	$1.36	$3.08	$2.90
Capital spending[2]	2,597	2,321	4,693	4,115

Dividends declared
Per common share	$0.69	$0.625	$1.38	$1.25
Basic common shares outstanding (millions)
– weighted average for the period	896	870	892	868
– issued and outstanding at end of period	904	871	904	871

1
Comparable EBITDA, comparable earnings, comparable earnings per common share, comparable funds generated from operations, comparable distributable cash flow and comparable distributable cash flow per common share are all non-GAAP measures. See the Non-GAAP measures section for more information.

2	Includes capital expenditures, capital projects in development and contributions to equity investments.

TRANSCANADA [2
SECOND QUARTER 2018

Management’s discussion and analysis
August 1, 2018
This management’s discussion and analysis (MD&A) contains information to help the reader make investment decisions about TransCanada Corporation. It discusses our business, operations, financial position, risks and other factors for the three and six months ended June 30, 2018, and should be read with the accompanying unaudited condensed consolidated financial statements for the three and six months ended June 30, 2018, which have been prepared in accordance with U.S. GAAP.
This MD&A should also be read in conjunction with our December 31, 2017 audited consolidated financial statements and notes and the MD&A in our 2017 Annual Report. Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in our 2017 Annual Report. Certain comparative figures have been adjusted to reflect the current period’s presentation.
FORWARD-LOOKING INFORMATION
We disclose forward-looking information to help current and potential investors understand management’s assessment of our future plans and financial outlook, and our future prospects overall.
Statements that are forward-looking are based on certain assumptions and on what we know and expect today. These statements generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words.
Forward-looking statements in this MD&A include information about the following, among other things:

•	planned changes in our business

•	our financial and operational performance, including the performance of our subsidiaries

•	expectations or projections about strategies and goals for growth and expansion

•	expected cash flows and future financing options available to us

•	expected dividend growth

•	expected costs for planned projects, including projects under construction, permitting and in development

•	expected schedules for planned projects (including anticipated construction and completion dates)

•	expected regulatory processes and outcomes, including the expected impact of the 2018 FERC Actions

•	expected outcomes with respect to legal proceedings, including arbitration and insurance claims

•	expected capital expenditures and contractual obligations

•	expected operating and financial results

•	expected impact of future accounting changes, commitments and contingent liabilities

•	expected impact of U.S. Tax Reform

•	expected industry, market and economic conditions.
Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this MD&A.

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SECOND QUARTER 2018

Our forward-looking information is based on the following key assumptions, and is subject to the following risks and uncertainties:
Assumptions

•	continued wind-down of our U.S. Northeast power marketing business

•	inflation rates and commodity prices

•	nature and scope of hedging activities

•	regulatory decisions and outcomes, including those related to the 2018 FERC Actions

•	interest, tax and foreign exchange rates, including the impact of U.S. Tax Reform

•	planned and unplanned outages and the use of our pipeline and energy assets

•	integrity and reliability of our assets

•	access to capital markets

•	anticipated construction costs, schedules and completion dates.
Risks and uncertainties

•	our ability to successfully implement our strategic priorities and whether they will yield the expected benefits

•	the operating performance of our pipeline and energy assets

•	amount of capacity sold and rates achieved in our pipeline businesses

•	the availability and price of energy commodities

•	the amount of capacity payments and revenues from our energy business

•	regulatory decisions and outcomes, including those related to the 2018 FERC Actions

•	outcomes of legal proceedings, including arbitration and insurance claims

•	performance and credit risk of our counterparties

•	changes in market commodity prices

•	changes in the regulatory environment

•	changes in the political environment

•	changes in environmental and other laws and regulations

•	competitive factors in the pipeline and energy sectors

•	construction and completion of capital projects

•	costs for labour, equipment and materials

•	access to capital markets, including the economic benefit of asset drop downs to TC PipeLines, LP

•	interest, tax and foreign exchange rates, including the impact of U.S. Tax Reform

•	weather

•	cyber security

•	technological developments

•	economic conditions in North America as well as globally.
You can read more about these factors and others in this MD&A and in other disclosure documents we have filed with Canadian securities regulators and the SEC, including the MD&A in our 2017 Annual Report.
As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events, unless we are required to by law.
FOR MORE INFORMATION
You can find more information about TransCanada in our Annual Information Form and other disclosure documents, which are available on SEDAR (www.sedar.com).

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SECOND QUARTER 2018

NON-GAAP MEASURES
This MD&A references the following non-GAAP measures:

•	comparable earnings

•	comparable earnings per common share

•	comparable EBITDA

•	comparable EBIT

•	funds generated from operations

•	comparable funds generated from operations

•	comparable distributable cash flow

•	comparable distributable cash flow per common share.
These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be similar to measures presented by other entities.
Comparable measures
We calculate comparable measures by adjusting certain GAAP and non-GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.
Our decision not to adjust for a specific item is subjective and made after careful consideration. Specific items may include:

•	certain fair value adjustments relating to risk management activities

•	income tax refunds and adjustments and changes to enacted tax rates

•	gains or losses on sales of assets or assets held for sale

•	legal, contractual and bankruptcy settlements

•	impact of regulatory or arbitration decisions relating to prior year earnings

•	restructuring costs

•	impairment of property, plant and equipment, goodwill, investments and other assets including certain ongoing maintenance and liquidation costs

•	acquisition and integration costs.
We exclude the unrealized gains and losses from changes in the fair value of derivatives used to reduce our exposure to certain financial and commodity price risks. These derivatives generally provide effective economic hedges but do not meet the criteria for hedge accounting. As a result, the changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them reflective of our underlying operations.
The following table identifies our non-GAAP measures against their equivalent GAAP measures.

Comparable measure	Original measure

comparable earnings	net income attributable to common shares
comparable earnings per common share	net income per common share
comparable EBITDA	segmented earnings
comparable EBIT	segmented earnings
comparable funds generated from operations	net cash provided by operations
comparable distributable cash flow	net cash provided by operations

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SECOND QUARTER 2018

Comparable earnings and comparable earnings per common share
Comparable earnings represents earnings or loss attributable to common shareholders on a consolidated basis, adjusted for specific items. Comparable earnings is comprised of segmented earnings, interest expense, AFUDC, interest income and other, income taxes and non-controlling interests, adjusted for specific items. See the Consolidated results section for reconciliations to net income attributable to common shares and net income per common share.
Comparable EBIT and comparable EBITDA
Comparable EBIT represents segmented earnings, adjusted for specific items. We use comparable EBIT as a measure of our earnings from ongoing operations as it is a useful measure of our performance and an effective tool for evaluating trends in each segment. Comparable EBITDA is calculated the same way as comparable EBIT but excludes the non-cash charges for depreciation and amortization. See the Reconciliation of non-GAAP measures section for a reconciliation to segmented earnings.
Funds generated from operations and comparable funds generated from operations
Funds generated from operations reflects net cash provided by operations before changes in operating working capital. We believe it is a useful measure of our consolidated operating cash flow because it does not include fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period, and is used to provide a consistent measure of the cash generating performance of our assets. Comparable funds generated from operations is adjusted for the cash impact of specific items. See the Financial condition section for a reconciliation to net cash provided by operations.
Comparable distributable cash flow and comparable distributable cash flow per common share
We believe comparable distributable cash flow is a useful supplemental measure of performance that defines cash available to common shareholders before capital allocation. Comparable distributable cash flow is defined as comparable funds generated from operations less preferred share dividends, distributions to non-controlling interests and non-recoverable maintenance capital expenditures.
Maintenance capital expenditures are expenditures incurred to maintain our operating capacity, asset integrity and reliability, and include amounts attributable to our proportionate share of maintenance capital expenditures on our equity investments. We have the opportunity to recover effectively all of our pipeline maintenance capital expenditures in Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines and Liquids Pipelines through tolls. Canadian natural gas pipelines maintenance capital expenditures are reflected in rate bases, on which we earn a regulated return and subsequently recover in tolls. Our U.S. natural gas pipelines can recover maintenance capital expenditures through tolls under current rate settlements, or have the ability to recover such expenditures through tolls established in future rate cases or settlements. Tolling arrangements in our liquids pipelines provide for the recovery of maintenance capital expenditures. As such, beginning in second quarter 2018, our presentation of comparable distributable cash flow and comparable distributable cash flow per common share only includes a reduction for non-recoverable maintenance capital expenditures in their respective calculations. Comparative figures have been adjusted to reflect this presentation.
See the Financial condition section for a reconciliation to net cash provided by operations.

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SECOND QUARTER 2018

Consolidated results - second quarter 2018

	three months ended June 30		six months ended June 30
(unaudited - millions of $, except per share amounts)	2018	2017	2018	2017

Canadian Natural Gas Pipelines	280	305	533	587
U.S. Natural Gas Pipelines	541	401	1,189	962
Mexico Natural Gas Pipelines	118	120	255	238
Liquids Pipelines	390	251	731	478
Energy	191	645	241	843
Corporate	72	(40)	(9)	(73)
Total segmented earnings	1,592	1,682	2,940	3,035
Interest expense	(558)	(524)	(1,085)	(1,024)
Allowance for funds used during construction	113	121	218	222
Interest income and other	(92)	89	(29)	109
Income before income taxes	1,055	1,368	2,044	2,342
Income tax expense	(153)	(393)	(274)	(593)
Net income	902	975	1,770	1,749
Net income attributable to non-controlling interests	(76)	(55)	(170)	(145)
Net income attributable to controlling interests	826	920	1,600	1,604
Preferred share dividends	(41)	(39)	(81)	(80)
Net income attributable to common shares	785	881	1,519	1,524
Net income per common share — basic	$0.88	$1.01	$1.70	$1.76
— diluted	$0.88	$1.01	$1.70	$1.75
Net income attributable to common shares decreased by $96 million and $5 million, or $0.13 and $0.06 per common share, for the three and six months ended June 30, 2018 compared to the same periods in 2017. Net income per common share in 2018 reflects the effect of common shares issued in 2017 and 2018 under our DRP and Corporate ATM program.
Net income in both periods included unrealized gains and losses from changes in risk management activities, which we exclude, along with other specific items as noted below to arrive at comparable earnings.
2018 results included:

•
an after-tax loss of $5 million year-to-date related to our U.S. Northeast power marketing contracts which included an after-tax loss of $11 million in second quarter and an after-tax gain of $6 million in first quarter primarily due to income recognized on the sale of our retail contracts. These amounts have been excluded from Energy's comparable earnings effective January 1, 2018 as we do not consider the wind-down of the remaining contracts part of our underlying operations. The contract portfolio will continue to run-off through to mid-2020.

2017 results included:

•
a $255 million after-tax net gain related to the monetization of our U.S. Northeast power business, which included a $441 million after-tax gain on the sale of TC Hydro in second quarter, an incremental loss of $176 million after tax recorded in second quarter on the sale of the thermal and wind package and $10 million year-to-date of after-tax disposition costs

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SECOND QUARTER 2018

•	an after-tax charge of $15 million in second quarter and $39 million year-to-date for integration-related costs associated with the acquisition of Columbia

•
an after-tax charge of $4 million in second quarter and $11 million year-to-date related to the maintenance of Keystone XL assets which was expensed in 2017 pending further advancement of the project. In 2018, Keystone XL expenditures are being capitalized

•	a $7 million income tax recovery in first quarter related to the realized loss on a third-party sale of Keystone XL project assets.
A reconciliation of net income attributable to common shares to comparable earnings is shown in the following table.
RECONCILIATION OF NET INCOME TO COMPARABLE EARNINGS

	three months ended June 30		six months ended June 30
(unaudited - millions of $, except per share amounts)	2018	2017	2018	2017

Net income attributable to common shares	785	881	1,519	1,524
Specific items (net of tax):
U.S. Northeast power marketing contracts	11	—	5	—
Net gain on sales of U.S. Northeast power generation assets	—	(265)	—	(255)
Integration and acquisition related costs – Columbia	—	15	—	39
Keystone XL asset costs	—	4	—	11
Keystone XL income tax recoveries	—	—	—	(7)
Risk management activities[1]	(28)	24	108	45
Comparable earnings	768	659	1,632	1,357
Net income per common share — basic	$0.88	$1.01	$1.70	$1.76
Specific items (net of tax):
U.S. Northeast power marketing contracts	0.01	—	0.01	—
Net gain on sales of U.S. Northeast power generation assets	—	(0.30)	—	(0.29)
Integration and acquisition related costs – Columbia	—	0.02	—	0.04
Keystone XL asset costs	—	—	—	0.01
Keystone XL income tax recoveries	—	—	—	(0.01)
Risk management activities	(0.03)	0.03	0.12	0.05
Comparable earnings per common share	$0.86	$0.76	$1.83	$1.56

1	Risk management activities	three months ended June 30		six months ended June 30
	(unaudited - millions of $)	2018	2017	2018	2017

	Canadian Power	1	3	3	4
	U.S. Power	39	(94)	(62)	(156)
	Liquids marketing	62	4	55	4
	Natural Gas Storage	(3)	(4)	(6)	1
	Foreign exchange	(60)	41	(139)	56
	Income tax attributable to risk management activities	(11)	26	41	46
	Total unrealized gains/(losses) from risk management activities	28	(24)	(108)	(45)

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SECOND QUARTER 2018

Comparable earnings increased by $109 million or $0.10 per common share for the three months ended June 30, 2018 compared to the same period in 2017 and was primarily the net effect of:

•
higher contribution from U.S. Natural Gas Pipelines mainly due to increased earnings from Columbia Gas and Columbia Gulf growth projects placed in service, additional contract sales on ANR and Great Lakes and the amortization of net regulatory liabilities recognized as a result of U.S. Tax Reform

•
higher contribution from Liquids Pipelines primarily due to earnings from intra-Alberta pipelines placed in service in the second half of 2017, higher volumes on the Keystone Pipeline System and increased earnings from liquids marketing activities

•	lower income tax expense primarily due to lower income tax rates as a result of U.S. Tax Reform

•
higher interest expense primarily as a result of long-term debt and junior subordinated notes issuances, net of maturities, and lower capitalized interest, partially offset by the repayment of the Columbia acquisition bridge facilities in June 2017

•	lower earnings from U.S. Power mainly due to the sale of the U.S. Northeast power generation assets in second quarter 2017

•	lower earnings from Bruce Power primarily due to lower volumes resulting from increased outage days

•	lower Eastern Power results mainly due to the sale of our Ontario solar assets in December 2017.
Comparable earnings increased by $275 million or $0.27 per common share for the six months ended June 30, 2018 compared to the same period in 2017 and was primarily the net effect of:

•
higher contribution from U.S. Natural Gas Pipelines mainly due to increased earnings from Columbia Gas and Columbia Gulf growth projects placed in service, additional contract sales on ANR and Great Lakes and amortization of net regulatory liabilities recognized as a result of U.S. Tax Reform

•
higher contribution from Liquids Pipelines primarily due to earnings from intra-Alberta pipelines placed in service in the second half of 2017, higher volumes on the Keystone Pipeline System and increased earnings from liquids marketing activities

•	lower income tax expense primarily due to lower income tax rates as a result of U.S. Tax Reform

•
higher interest income and other primarily resulting from realized gains in 2018 compared to realized losses in 2017 on derivatives used to manage our net exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income

•	lower earnings from U.S. Power mainly due to the sale of the U.S. Northeast power generation assets in second quarter 2017

•
higher interest expense primarily as a result of long-term debt and junior subordinated notes issuances, net of maturities, and lower capitalized interest, partially offset by the repayment of the Columbia acquisition bridge facilities in June 2017

•	lower earnings from Bruce Power primarily due to lower volumes resulting from increased outage days

•	lower Eastern Power results mainly due to the sale of our Ontario solar assets in December 2017.
Comparable earnings per common share for the three and six months ended June 30, 2018 also reflect the effect of common shares issued in 2017 and 2018 under our DRP and our Corporate ATM program.

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SECOND QUARTER 2018

2018 FERC Actions
BACKGROUND
In December 2016, FERC issued a Notice of Inquiry (NOI) seeking comment on how to address the issue of whether its existing policies resulted in a ‘double recovery’ of income taxes in a pass-through entity such as a master limited partnership (MLP). This NOI was in response to a decision by the U.S. Court of Appeals for the District of Columbia Circuit in July 2016 in United Airlines, Inc., et al. v. FERC (the United case), directing FERC to address the issue.
On December 22, 2017, H.R. 1, the Tax Cuts and Jobs Act (U.S. Tax Reform), was signed resulting in significant changes to U.S. tax law including a decrease in the U.S. federal corporate income tax rate from 35 per cent to 21 per cent effective January 1, 2018. As a result of this change, deferred income tax assets and deferred income tax liabilities related to our U.S. businesses, including amounts related to our proportionate share of assets held in TC PipeLines, LP, were remeasured as at December 31, 2017 to reflect the new lower U.S. federal corporate income tax rate. With respect to our U.S. rate-regulated natural gas pipelines, the impact of this remeasurement was recorded as a net regulatory liability.
On March 15, 2018, FERC issued (1) a Revised Policy Statement to address the treatment of income taxes for rate-making purposes for MLPs; (2) a Notice of Proposed Rulemaking (NOPR) proposing interstate pipelines file a one-time report to quantify the impact of the federal income tax rate reduction and the impact of the Revised Policy Statement on each pipeline's return on equity (ROE) assuming a single-issue adjustment to a pipeline’s rates; and (3) a NOI seeking comment on how FERC should address changes related to accumulated deferred income taxes and bonus depreciation. On July 18, 2018, FERC issued (1) an Order on Rehearing of the Revised Policy Statement dismissing rehearing requests; and (2) a Final Rule adopting and revising procedures from, and clarifying aspects of, the NOPR (collectively, the “2018 FERC Actions”). The Final Rule will become effective September 13, 2018, and is subject to requests for further rehearing and clarification. Each is described below.
FERC Revised Policy Statement on Treatment of Income Taxes for MLPs
The Revised Policy Statement changes FERC's long-standing policy allowing income tax amounts to be included in rates subject to cost-of-service rate regulation for pipelines owned by an MLP. The Revised Policy Statement creates a presumption that entities whose earnings are not taxed through a corporation should not be permitted to recover an income tax allowance in their regulated cost-of-service rates. On July 18, 2018, FERC dismissed requests for rehearing and provided clarification of the Revised Policy Statement. In this Order on Rehearing, FERC noted that an MLP is not automatically precluded in a future proceeding from arguing and providing evidentiary support that it is entitled to an income tax allowance in its cost-of-service rates. Additionally, FERC provided guidance with regard to accumulated deferred income taxes for MLP pipelines and other pass-through entities. FERC found that to the extent an entity’s income tax allowance should be eliminated from rates, it must also eliminate its existing accumulated deferred income tax balance from its rate base. As a result, the Revised Policy Statement also precludes the recognition and subsequent amortization of any related regulatory assets or liabilities that might have otherwise impacted rates charged to customers as a refund or collection of excess or deficient deferred income tax assets or liabilities.

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SECOND QUARTER 2018

Final Rule on Tax Law Changes for Interstate Natural Gas Pipelines
The Final Rule established a schedule by which interstate pipelines must either (i) file a new uncontested rate settlement or (ii) file a one-time report, called FERC Form No. 501-G, that quantifies the isolated rate impact of U.S. Tax Reform on FERC-regulated pipelines and the impact of the Revised Policy Statement on pipelines held by MLPs. Pipelines filing the FERC Form No. 501-G will have four options:

•
make a limited Natural Gas Act Section 4 filing to reduce its rates by the reduction in its cost-of-service shown in its FERC Form No. 501-G. For any pipeline electing this option, FERC guarantees a three-year moratorium on Natural Gas Act Section 5 rate investigations if the pipeline’s FERC Form 501-G shows the pipeline’s estimated ROE as being 12 per cent or less. Under the Final Rule, and notwithstanding the Revised Policy Statement discussed above, a pipeline organized as an MLP is not required to eliminate its income tax allowance, but instead can reduce its rates to reflect the reduction in the maximum corporate tax rate. Alternatively, the MLP pipeline can eliminate its tax allowance along with its accumulated deferred income tax balance used for rate-making purposes. In situations where the accumulated deferred income tax balance is a liability, this elimination would have the effect of increasing the pipeline’s rate base for rate-making purposes;

•
commit to file either a pre-packaged uncontested rate settlement or a general Section 4 rate case if it believes that using the limited Section 4 option will not result in just and reasonable rates. If the pipeline commits to file either by December 31, 2018, FERC will not initiate a Section 5 investigation of its rates prior to that date;

•	file a statement explaining its rationale for why it does not believe the pipeline's rates must change; or

•
take no other action. FERC will consider whether to initiate a Section 5 investigation of any pipeline that has not submitted a limited Section 4 rate filing or committed to file a general Section 4 rate case.

We are evaluating this Final Rule and our next courses of action, however, we do not expect an immediate or a retroactive impact from the Final Rule or the Revised Policy Statement described above.
NOI Regarding the Effect of U.S. Tax Reform on Commission-Jurisdictional Rates
In the NOI, FERC sought comment on the effects of U.S. Tax Reform to determine additional action, if any, required by FERC related to accumulated deferred income taxes that were reserved in anticipation of being paid to or refunded by the Internal Revenue Service, but which no longer accurately reflect the future income tax liability or asset. The NOI also sought comment on the elimination of bonus depreciation for regulated natural gas pipelines and other effects of U.S. Tax Reform on regulated rates or earnings.
As noted above, FERC's Order on Rehearing of the Revised Policy Statement provided guidance with regard to accumulated deferred income taxes for MLP pipelines, finding that if an MLP pipeline's income tax allowance is eliminated from its cost-of-service rates, then its existing accumulated deferred income tax balance used for rate-making purposes should also be eliminated from its rate base.
IMPACT OF 2018 FERC ACTIONS ON TRANSCANADA
Our U.S. natural gas pipelines are held through a number of different ownership structures. We do not anticipate that the earnings and cash flows from our directly-held U.S. natural gas pipelines, including ANR, Columbia Gas and Columbia Gulf, will be materially impacted by the Revised Policy Statement as they are held through wholly-owned taxable corporations and, in addition, a significant proportion of their revenues are earned under non-recourse rates. Columbia Gas is required under existing settlements to adjust certain of its recourse rates for the decrease in the U.S. federal corporate income tax rate enacted December 22, 2017, with the changes implemented January 1, 2018. As ANR, Columbia Gas, Columbia Gulf and other wholly-owned regulated assets undergo future rate proceedings, some of which may be accelerated by the Final Rule, future rates may be impacted prospectively as a result of U.S. Tax Reform, but the impact is expected to be largely mitigated by lower corporate income tax rates. Therefore, the impact on earnings and cash flows resulting from the 2018 FERC Actions on our wholly-owned U.S. natural gas pipelines is expected to be limited in comparison to pre-U.S. Tax Reform.

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SECOND QUARTER 2018

The Revised Policy Statement also prohibits an income tax allowance for liquids pipelines held in MLP structures. We do not expect an impact on our U.S. liquids pipelines as they are not held in MLP form.
Financing
At the time and as a result of the 2018 FERC Actions initially proposed in March 2018, further drop downs of assets into TC PipeLines, LP were considered to no longer be a viable funding lever. In addition, the TC PipeLines, LP ATM program ceased to be utilized. Pursuant to the 2018 FERC Actions issued on July 18, 2018, it is yet to be determined if and when in the future these might be restored as competitive financing options. Regardless, we believe we have the financial capacity to fund our existing capital program through predictable and growing cash flow generated from operations, access to capital markets including through our Amended Corporate ATM program and our DRP, portfolio management, cash on hand and substantial committed credit facilities.
Impact of 2018 FERC Actions on TC PipeLines, LP
We are analyzing the impact of the 2018 FERC Actions on our TC PipeLines, LP assets, particularly considering the changes noted above and alternatives now available under the Final Rule. While a number of uncertainties exist with respect to the changes, TC PipeLines, LP’s earnings, cash flows and financial position could be materially adversely impacted. Should we or TC PipeLines, LP choose to proactively address the issues contemplated by the 2018 FERC Actions, prospective changes in certain pipeline systems' rates could occur as early as late 2018. However, the impact in 2018 is expected to be limited, while subsequent periods for TC PipeLines, LP could be more significantly affected. Mitigating this impact, approximately half of TC PipeLines, LP’s revenues, including those of equity investments, are earned under non-recourse rates which are not expected to be impacted by the 2018 FERC Actions. As our ownership in TC PipeLines, LP is approximately 25 per cent, the impact of the 2018 FERC Actions related to TC PipeLines, LP is not expected to be significant to our consolidated earnings or cash flow.
Individual pipelines owned by TC PipeLines, LP do not currently have a requirement to file for new rates until 2022, however, that timing may be accelerated by the Final Rule, except where moratoria exist. As noted above, the change in the Final Rule to allow MLPs to remove the accumulated deferred income tax liability from rate base, thus increasing rate base in general, may further mitigate the loss of the tax allowance in cost-of-service based rates.
As a result of the 2018 FERC Actions initially proposed in March 2018, and in order to retain cash in anticipation of a possible reduction of revenues, TC PipeLines, LP reduced its quarterly distribution to common unitholders by 35 per cent to US$0.65 per unit beginning with its first quarter 2018 distribution.
Impairment Considerations
We review plant, property and equipment and equity investments for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable.
Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstance indicate that it might be impaired. We can initially make this assessment based on qualitative factors. If we conclude that it is not more likely than not that the fair value of the reporting unit is less than its carrying value, then an impairment test is not performed.

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SECOND QUARTER 2018

Until the 2018 FERC Actions are implemented through individual rate proceedings or settlements and we and TC PipeLines, LP have fully evaluated our respective alternatives to minimize any negative impact, we believe that it is not more likely than not that the fair value of any of the reporting units is less than its respective carrying value. Therefore, a goodwill impairment test has not been performed in 2018 to date. We also determined there is no indication that the carrying values of plant, property and equipment and equity investments potentially impacted by the 2018 FERC Actions are not recoverable. We will continue to monitor developments and assess our goodwill for impairment as well as review our property, plant and equipment and equity investments for recoverability as new information becomes available.
At December 31, 2017, the estimated fair value of Great Lakes exceeded its carrying value by less than 10 per cent. There is a risk that the 2018 FERC Actions, once finalized, could result in a goodwill impairment charge. The goodwill balance for Great Lakes is US$573 million at June 30, 2018 (December 31, 2017 - US$573 million). There is also a risk that the goodwill balance of US$82 million at June 30, 2018 (December 31, 2017 - US$82 million) related to Tuscarora could be negatively impacted by the 2018 FERC Actions.
U.S. Tax Reform
Pursuant to the enactment of U.S. Tax Reform, we recorded net regulatory liabilities and a corresponding reduction in net deferred income tax liabilities in the amount of $1,686 million at December 31, 2017 related to our U.S. natural gas pipelines subject to rate-regulated accounting (RRA). Amounts recorded to adjust income taxes remain provisional as our interpretation, assessment and presentation of the impact of U.S. Tax Reform may be further clarified with additional guidance from regulatory, tax and accounting authorities as well as through our elections of specific treatments allowed under the Final Rule described above. Should additional guidance be provided by these authorities or other sources during the one-year measurement period permitted by the SEC, we will review the provisional amounts and adjust as appropriate. Other than the amortizations discussed below and the foreign exchange impacts, no adjustments were made to these amounts during second quarter 2018. Once the final impact of the 2018 FERC Actions is determined there may be prospective adjustments to our net regulatory liabilities.
Commencing January 1, 2018, we have amortized the net regulatory liabilities using the Reverse South Georgia methodology. Under this methodology, rate-regulated entities determine amortization based on their composite depreciation rate and immediately begin recording amortization. For the three and six months ended June 30, 2018, amortization of the net regulatory liabilities in the amount of $15 million and $24 million, respectively, was recorded and included in Revenues.

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SECOND QUARTER 2018

Capital Program
We are developing quality projects under our capital program. These long-life infrastructure assets are supported by long-term commercial arrangements with creditworthy counterparties or regulated business models and are expected to generate significant growth in earnings and cash flow.
Our capital program consists of approximately $28 billion of near-term investments and approximately $24 billion of commercially-supported medium to longer-term projects. Amounts presented exclude capitalized interest and AFUDC.
Beginning in second quarter 2018, we have included three years of maintenance capital expenditures for all of our businesses in the following table. Maintenance capital expenditures on our regulated Canadian and U.S. natural gas pipelines are added to rate base on which we have the opportunity to earn a return and recover these expenditures through current or future tolls, which is similar to our capacity capital projects on these pipelines. Tolling arrangements in Liquids Pipelines provide for the recovery of maintenance capital expenditures.
All projects are subject to cost adjustments due to market conditions, route refinement, permitting conditions, scheduling and timing of regulatory permits.

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SECOND QUARTER 2018

Near-term projects

	Expected in-service date	Estimated project cost[1]	Carrying value at June 30, 2018
(unaudited - billions of $)
Canadian Natural Gas Pipelines
Canadian Mainline	2018-2021	0.2	—
NGTL System	2018	0.6	0.4
	2019	2.6	0.5
	2020	1.7	0.1
	2021+	2.5	—
Regulated maintenance capital expenditures	2018-2020	2.5	0.2
U.S. Natural Gas Pipelines
Columbia Gas
Mountaineer XPress	2018	US 3.0	US 1.4
WB XPress	2018	US 0.9	US 0.6
Modernization II	2018-2020	US 1.1	US 0.3
Buckeye XPress	2020	US 0.2	—
Columbia Gulf
Gulf XPress	2018	US 0.6	US 0.4
Other	2018-2020	US 0.3	US 0.1
Regulated maintenance capital expenditures	2018-2020	US 1.9	US 0.2
Mexico Natural Gas Pipelines
Sur de Texas	2018	US 1.3	US 1.2
Villa de Reyes	2019	US 0.8	US 0.6
Tula	2020	US 0.7	US 0.5
Liquids Pipelines
White Spruce	2019	0.2	0.1
Recoverable maintenance capital expenditures	2018-2020	0.1	—
Energy
Napanee[2]	2018	1.5	1.3
Bruce Power – life extension[3]	up to 2020	0.9	0.3
Other
Non-recoverable maintenance capital expenditures[4]	2018-2020	0.7	0.1
		24.3	8.3
Foreign exchange impact on near-term projects[5]		3.3	1.6
Total near-term projects (Cdn$)		27.6	9.9

1	Amounts reflect our proportionate share of joint venture costs where applicable and 100% of costs related to wholly-owned assets and assets held through TC PipeLines, LP.

2	Reflects increased costs required to bring facility into service in fourth quarter 2018.

3
Reflects our proportionate share of the remaining capital costs that Bruce Power expects to incur on its life extension investment programs in advance of the Unit 6 major refurbishment outage which is expected to begin in 2020.

4	Includes non-recoverable maintenance capital expenditures from all segments and is primarily comprised of Bruce Power cash calls and other Energy amounts.

5	Reflects U.S./Canada foreign exchange rate of 1.31 at June 30, 2018.

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SECOND QUARTER 2018

Medium to longer-term projects
The medium to longer-term projects have greater uncertainty with respect to timing and estimated project costs. The expected in-service dates of these projects are post-2020, and costs provided in the schedule below reflect the most recent costs for each project as filed with the various regulatory authorities or otherwise determined. These projects are subject to approvals that include FID and/or complex regulatory processes, however, each project has commercial support except where noted.

	Estimated project cost[1]	Carrying value at June 30, 2018
(unaudited - billions of $)

Canadian Natural Gas Pipelines
Canadian west coast LNG-related projects
Coastal GasLink[2]	4.8	0.5
NGTL System – Merrick	1.9	—
Liquids Pipelines
Heartland and TC Terminals[2,3]	0.9	0.1
Grand Rapids Phase 2	0.7	—
Keystone XL4	US 8.0	US 0.3
Keystone Hardisty Terminal[2,3,4]	0.3	0.1
Energy
Bruce Power – life extension	5.3	—
	21.9	1.0
Foreign exchange impact on medium to longer-term projects[5]	2.5	0.1
Total medium to longer-term projects (Cdn$)	24.4	1.1

1	Amounts reflect our proportionate share of joint venture costs where applicable and 100% of costs related to wholly-owned assets and assets held through TC PipeLines, LP.

2	Regulatory approvals have been obtained.

3	Additional commercial support is being pursued.

4	Carrying value reflects amount remaining after impairment charge recorded in 2015, along with additional amounts capitalized from January 1, 2018.

5	Reflects U.S./Canada foreign exchange rate of 1.31 at June 30, 2018.

TRANSCANADA [16
SECOND QUARTER 2018

Outlook
Consolidated comparable earnings
We expect consolidated comparable earnings on a per common share basis for the second half of 2018 to be similar to the results achieved in the first half of the year. Our overall comparable earnings outlook for 2018 has increased compared to what was included in the 2017 Annual Report primarily due to:

•	improved earnings from additional contract sales and lower expenses in U.S. Natural Gas Pipelines

•	higher contracted and uncontracted volumes on the Keystone Pipeline System as well as higher contributions from liquids marketing activities

•	increased revenues in Mexico Natural Gas Pipelines

•	increased benefit from and better visibility into the impacts of U.S. Tax Reform.
2018 FERC Actions are not anticipated to have a significant impact on our earnings or cash flows in 2018. Refer to the 2018 FERC Actions section for additional details.
Consolidated capital spending
We expect to spend approximately $10 billion in 2018 on growth projects, maintenance capital expenditures and contributions to equity investments. The increase from the amount included in the 2017 Annual Report primarily reflects incremental spending required to complete construction of our near-term capital program in 2018, as well as the capitalization of costs to further advance our medium to longer-term projects.

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SECOND QUARTER 2018

Canadian Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the equivalent GAAP measure).

	three months ended June 30		six months ended June 30
(unaudited - millions of $)	2018	2017	2018	2017

NGTL System	311	236	582	466
Canadian Mainline	204	264	397	511
Other[1]	30	27	60	54
Comparable EBITDA	545	527	1,039	1,031
Depreciation and amortization	(265)	(222)	(506)	(444)
Comparable EBIT and segmented earnings	280	305	533	587

1
Includes results from Foothills, Ventures LP, Great Lakes Canada, our share of equity income from our investment in TQM, general and administrative and business development costs related to our Canadian Natural Gas Pipelines.

Canadian Natural Gas Pipelines segmented earnings decreased by $25 million and $54 million for the three and six months ended June 30, 2018 compared to the same periods in 2017 and are equivalent to comparable EBIT.
Net income and comparable EBITDA for our rate-regulated Canadian natural gas pipelines are generally affected by our approved ROE, our investment base, our level of deemed common equity and incentive earnings or losses. Changes in depreciation, financial charges and income taxes also impact comparable EBITDA but do not have a significant impact on net income as they are almost entirely recovered in revenues on a flow-through basis.
NET INCOME AND AVERAGE INVESTMENT BASE

	three months ended June 30		six months ended June 30
(unaudited - millions of $)	2018	2017	2018	2017

Net Income
NGTL System	96	87	188	169
Canadian Mainline	44	48	81	100
Average investment base
NGTL System			9,250	8,043
Canadian Mainline			3,829	4,131
Net income for the NGTL System increased by $9 million and $19 million for the three and six months ended
June 30, 2018 compared to the same periods in 2017 mainly due to a higher average investment base as a result of continued system expansions, partially offset by lower incentive earnings. On June 19, 2018, the NEB approved NGTL's 2018-2019 Revenue Requirement Settlement Application (the 2018-2019 Settlement). The 2018-2019 Settlement, which is effective from January 1, 2018 to December 31, 2019, includes an ROE of 10.1 per cent on 40 per cent deemed equity, a mechanism for sharing variances above and below a fixed annual OM&A amount, flow-through treatment of all other costs and an increase in depreciation rates. See the Recent developments section for additional details.
Net income for the Canadian Mainline decreased by $4 million and $19 million for the three and six months ended June 30, 2018 compared to the same periods in 2017 primarily because no incentive earnings have been recorded in 2018 pending an NEB decision on the 2018 - 2020 Tolls Review. As a result, the Canadian Mainline earnings to date reflect the last approved ROE of 10.1 per cent on 40 per cent deemed equity.

TRANSCANADA [18
SECOND QUARTER 2018

DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by $43 million and $62 million for the three and six months ended June 30, 2018 compared to the same periods in 2017 mainly due to facilities that were placed in service for the NGTL System and an increase in the approved depreciation rates in the 2018-2019 Settlement.

TRANSCANADA [19
SECOND QUARTER 2018

U.S. Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the equivalent GAAP measure).

	three months ended June 30		six months ended June 30
(unaudited - millions of US$, unless noted otherwise)	2018	2017	2018	2017

Columbia Gas	202	136	433	321
ANR	118	93	259	215
TC PipeLines, LP1,2,3	33	27	72	59
Great Lakes[4]	21	13	56	40
Midstream	29	20	59	43
Columbia Gulf	30	21	56	39
Other U.S. pipelines[3,5]	16	22	31	50
Non-controlling interests[6]	97	78	215	186
Comparable EBITDA	546	410	1,181	953
Depreciation and amortization	(128)	(112)	(250)	(224)
Comparable EBIT	418	298	931	729
Foreign exchange impact	123	103	258	243
Comparable EBIT (Cdn$)	541	401	1,189	972
Specific items:
Integration and acquisition related costs – Columbia	—	—	—	(10)
Segmented earnings (Cdn$)	541	401	1,189	962

1
Results reflect our earnings from TC PipeLines, LP’s ownership interests in GTN, Great Lakes, Iroquois, Northern Border, Bison, PNGTS, North Baja and Tuscarora, as well as general and administrative costs related to TC PipeLines, LP.

2
TC PipeLines, LP periodically conducts ATM equity issuances which decrease our ownership in TC PipeLines, LP. For the three months ended June 30, 2018, our ownership interest in TC PipeLines, LP was 25.5 per cent compared to 26.3 per cent for the same period in 2017. Our ownership interest for the six months ended June 30, 2018 ranged from 25.7 to 25.5 per cent compared to a range of 26.5 to 26.3 per cent for the same period in 2017.

3	TC PipeLines, LP acquired 49.34 per cent of our 50 per cent interest in Iroquois and our remaining 11.81 per cent interest in PNGTS on June 1, 2017.

4	Results reflect our 53.55 per cent direct interest in Great Lakes. The remaining 46.45 per cent is held by TC PipeLines, LP.

5
Results reflect earnings from our direct ownership interests in Crossroads, as well as Iroquois and PNGTS until June 1, 2017, and our effective ownership in Millennium and Hardy Storage, as well as general and administrative and business development costs related to our U.S. natural gas pipelines.

6	Results reflect earnings attributable to portions of TC PipeLines, LP, PNGTS (until June 1, 2017) and CPPL (until February 17, 2017) that we do not own.
U.S. Natural Gas Pipelines segmented earnings increased by $140 million and $227 million for the three and six months ended June 30, 2018 compared to the same periods in 2017.
Segmented earnings for the six months ended June 30, 2017 included a $10 million pre-tax charge for integration and acquisition related costs associated with the Columbia acquisition. This amount has been excluded from our calculation of comparable EBIT. As well, a weaker U.S. dollar in 2018 had a negative impact on the Canadian dollar equivalent segmented earnings from our U.S. operations compared to the same period in 2017.
Earnings from our U.S. Natural Gas Pipelines operations are generally affected by contracted volume levels, volumes delivered and the rates charged as well as by the cost of providing services. Columbia and ANR results are also affected by the contracting and pricing of their storage capacity and commodity sales.

TRANSCANADA [20
SECOND QUARTER 2018

Comparable EBITDA for U.S. Natural Gas Pipelines increased by US$136 million and US$228 million for the three and six months ended June 30, 2018 compared to the same periods in 2017. This was primarily the net effect of:

•	increased earnings from Columbia Gas and Columbia Gulf growth projects placed in service, additional contract sales on ANR and Great Lakes and improved commodity prices and throughput in Midstream

•	increased earnings due to the amortization of the net regulatory liabilities recognized in 2017 as a result of U.S. Tax Reform.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by US$16 million and US$26 million for the three and six months ended June 30, 2018 compared to the same periods in 2017 mainly due to new projects placed in service.

TRANSCANADA [21
SECOND QUARTER 2018

Mexico Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the equivalent GAAP measure).

	three months ended June 30		six months ended June 30
(unaudited - millions of US$, unless noted otherwise)	2018	2017	2018	2017

Topolobampo	42	40	86	80
Tamazunchale	32	27	63	56
Mazatlán	19	17	39	33
Guadalajara	16	17	35	34
Sur de Texas[1]	1	7	10	11
Other	—	—	4	—
Comparable EBITDA	110	108	237	214
Depreciation and amortization	(18)	(19)	(37)	(36)
Comparable EBIT	92	89	200	178
Foreign exchange impact	26	31	55	60
Comparable EBIT and segmented earnings (Cdn$)	118	120	255	238

1	Represents equity income from our 60 per cent interest.
Mexico Natural Gas Pipelines segmented earnings decreased by $2 million and increased by $17 million for the three and six months ended June 30, 2018 compared to the same periods in 2017 and are equivalent to comparable EBIT. Earnings from our Mexico operations are underpinned by long-term, stable, primarily U.S. dollar-denominated revenue contracts, and are affected by the cost of providing service. A weaker U.S. dollar in 2018 had a negative impact on Canadian dollar equivalent segmented earnings from our Mexico operations compared to the same period in 2017.
Comparable EBITDA for Mexico Natural Gas Pipelines increased by US$2 million and US$23 million for the three and six months ended June 30, 2018 compared to the same periods in 2017 and was primarily due to higher revenues from operations as a result of changes in timing of revenue recognition, partially offset by lower equity earnings from our investment in our Sur de Texas pipeline due to higher interest expense from an inter-affiliate loan with TransCanada. The interest expense on the inter-affiliate loan is fully offset in Interest income and other.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization remained largely consistent for the three and six months ended June 30, 2018 compared to the same periods in 2017.

TRANSCANADA [22
SECOND QUARTER 2018

Liquids Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the equivalent GAAP measure).

	three months ended June 30		six months ended June 30
(unaudited - millions of $)	2018	2017	2018	2017

Keystone Pipeline System	352	329	692	635
Intra-Alberta pipelines	37	—	76	—
Other[1]	24	3	76	9
Comparable EBITDA	413	332	844	644
Depreciation and amortization	(85)	(80)	(168)	(157)
Comparable EBIT	328	252	676	487
Specific items:
Keystone XL asset costs	—	(5)	—	(13)
Risk management activities	62	4	55	4
Segmented earnings	390	251	731	478

Comparable EBIT denominated as follows:
Canadian dollars	89	57	182	112
U.S. dollars	185	146	387	281
Foreign exchange impact	54	49	107	94
	328	252	676	487

1	Includes primarily liquids marketing and business development activities.
Liquids Pipelines segmented earnings increased by $139 million and $253 million for the three and six months ended June 30, 2018 compared to the same periods in 2017 and included:

•	pre-tax charges related to the maintenance of Keystone XL assets which were expensed in 2017 pending further advancement of the project. In 2018, Keystone XL expenditures are being capitalized

•	unrealized gains in 2018 from changes in the fair value of derivatives related to our liquids marketing business.

Liquids Pipelines earnings are generated primarily by providing pipeline capacity to shippers for fixed monthly payments that are not linked to actual throughput volumes. The Keystone Pipeline System also offers uncontracted capacity to the market on a spot basis which provides opportunities to generate incremental earnings.
Comparable EBITDA for Liquids Pipelines increased by $81 million and $200 million for the three and six months ended June 30, 2018 compared to the same periods in 2017 and was the net effect of:

•	contributions from intra-Alberta pipelines, Grand Rapids and Northern Courier, which began operations in the second half of 2017

•	higher contracted and spot volumes on the Keystone Pipeline System

•	a higher contribution from liquids marketing activities

•	lower business development costs as a result of capitalizing Keystone XL expenditures

•	a weaker U.S. dollar which had a negative impact on the Canadian dollar equivalent earnings from our U.S. operations.

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SECOND QUARTER 2018

DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by $5 million and $11 million for the three and six months ended June 30, 2018 compared to the same periods in 2017 as a result of new facilities being placed in service, partially offset by the effect of a weaker U.S. dollar.

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SECOND QUARTER 2018

Energy
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented earnings (the equivalent GAAP measure).

	three months ended June 30		six months ended June 30
(unaudited - millions of Canadian $, unless noted otherwise)	2018	2017	2018	2017

Canadian Power
Western Power	34	23	71	53
Eastern Power[1]	70	83	152	177
Bruce Power[1]	91	132	145	223
U.S. Power (US$)[2]	—	32	—	86
Foreign exchange impact on U.S. Power	—	9	—	27
Natural Gas Storage and other	10	11	17	32
Business Development	(3)	(3)	(7)	(6)
Comparable EBITDA	202	287	378	592
Depreciation and amortization	(33)	(39)	(65)	(79)
Comparable EBIT	169	248	313	513
Specific items:
U.S. Northeast power marketing contracts	(15)	—	(7)	—
Net gain on sales of U.S. Northeast power generation assets	—	492	—	481
Risk management activities	37	(95)	(65)	(151)
Segmented earnings	191	645	241	843

1	Includes our share of equity income from our investments in Portlands Energy and Bruce Power.

2	In second quarter 2017, we completed the sales of our U.S. Northeast power generation assets.
Energy segmented earnings decreased by $454 million and $602 million for the three and six months ended June 30, 2018 compared to the same periods in 2017 and included the following specific items:

•
a loss of $7 million year-to-date related to our U.S. Northeast power marketing contracts which included a loss of $15 million in second quarter and a gain of $8 million in first quarter primarily due to income recognized on the sale of our retail contracts. These amounts have been excluded from Energy's comparable earnings effective January 1, 2018 as we do not consider the wind-down of the remaining contracts part of our underlying operations. The contract portfolio will continue to run-off through to mid-2020

•	a net gain of $492 million and $481 million before tax for the three and six months ended June 30, 2017, related to the monetization of our U.S. Northeast power generation assets

•	unrealized gains and losses from changes in the fair value of derivatives used to reduce our exposure to certain commodity price risks, as noted in the table below.

Risk management activities	three months ended June 30		six months ended June 30
(unaudited - millions of $, pre-tax)	2018	2017	2018	2017

Canadian Power	1	3	3	4
U.S. Power	39	(94)	(62)	(156)
Natural Gas Storage and Other	(3)	(4)	(6)	1
Total unrealized gains/(losses) from risk management activities	37	(95)	(65)	(151)

TRANSCANADA [25
SECOND QUARTER 2018

The variances in these unrealized gains and losses reflect the impact of changes in forward natural gas and power prices and the volume of our positions for these derivatives over a certain period of time, however, they do not accurately reflect the gains and losses that will be realized on settlement, or the offsetting impacts of other derivative and non-derivative transactions that make up our business as a whole. As a result, we do not consider them reflective of our underlying operations.
Comparable EBITDA for Energy decreased by $85 million and $214 million for the three and six months ended June 30, 2018 compared to the same periods in 2017 primarily due to the net effect of:

•	lower earnings from U.S. Power mainly due to the sale of the U.S. Northeast power generation assets in second quarter 2017

•
decreased Bruce Power earnings primarily due to lower volumes resulting from increased outage days and lower results from contracting activities. Additional financial and operating information on Bruce Power is provided below

•	lower Eastern Power results mainly due to the sale of our Ontario solar assets in December 2017

•	decreased Natural Gas Storage year-to-date results primarily due to lower realized natural gas storage price spreads

•	increased Western Power results due to higher realized margins on higher generation volumes.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization decreased by $6 million and $14 million for the three and six months ended June 30, 2018 compared to the same periods in 2017 following the sale of our Ontario solar assets in December 2017.
BRUCE POWER
The following reflects our proportionate share of the components of comparable EBITDA and comparable EBIT.

	three months ended June 30		six months ended June 30
(unaudited - millions of $, unless noted otherwise)	2018	2017	2018	2017

Equity income included in comparable EBITDA and EBIT comprised of:
Revenues	385	428	756	829
Operating expenses	(209)	(209)	(436)	(433)
Depreciation and other	(85)	(87)	(175)	(173)
Comparable EBITDA and EBIT[1]	91	132	145	223
Bruce Power – other information
Plant availability[2]	89%	92%	87%	91%
Planned outage days	76	41	150	97
Unplanned outage days	3	3	34	20
Sales volumes (GWh)[1]	6,027	6,309	11,723	12,292
Realized sales price per MWh[3]	$67	$68	$67	$67

1	Represents our 48.3 per cent (2017 - 48.4 per cent) ownership interest in Bruce Power. Sales volumes include deemed generation.

2	The percentage of time the plant was available to generate power, regardless of whether it was running.

3
Calculation based on actual and deemed generation. Realized sales prices per MWh includes realized gains and losses from contracting activities and cost flow-through items. Excludes unrealized gains and losses on contracting activities and non-electricity revenues.

Planned outage work on Unit 1 and Unit 4 was completed in the first half of 2018. Planned maintenance is expected to occur on Units 3 and 8 in the second half of 2018. The overall average plant availability percentage in 2018 is expected to be in the high 80 per cent range.

TRANSCANADA [26
SECOND QUARTER 2018

Corporate
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented losses (the equivalent GAAP measure).

	three months ended June 30		six months ended June 30
(unaudited - millions of $)	2018	2017	2018	2017

Comparable EBITDA and EBIT	(15)	(12)	(17)	(16)
Specific items:
Foreign exchange gain/(loss) – inter-affiliate loan[1]	87	(8)	8	(8)
Integration and acquisition related costs – Columbia	—	(20)	—	(49)
Segmented earnings/(losses)	72	(40)	(9)	(73)

1	Reported in Income from equity investments in our Corporate segment.
Corporate segmented earnings increased by $112 million for the three months ended June 30, 2018 compared to the same period in 2017. For the six months ended June 30, 2018, Corporate segmented loss decreased by $64 million compared to the same period in 2017. These results included the following specific items that have been excluded from comparable EBIT:

•
foreign exchange gains and losses on a peso-denominated inter-affiliate loan to the Sur de Texas project for our proportionate share of the affiliate's project financing. There are corresponding foreign exchange losses and gains included in Interest income and other on the inter-affiliate loan receivable which fully offset these amounts

•	in 2017, pre-tax integration and acquisition costs associated with the acquisition of Columbia.
OTHER INCOME STATEMENT ITEMS
Interest expense

	three months ended June 30		six months ended June 30
(unaudited - millions of $)	2018	2017	2018	2017

Interest on long-term debt and junior subordinated notes
Canadian dollar-denominated	(131)	(118)	(265)	(226)
U.S. dollar-denominated	(332)	(323)	(646)	(640)
Foreign exchange impact	(97)	(111)	(180)	(214)
	(560)	(552)	(1,091)	(1,080)
Other interest and amortization expense	(28)	(28)	(50)	(45)
Capitalized interest	30	56	56	101
Interest expense	(558)	(524)	(1,085)	(1,024)
Interest expense increased by $34 million and $61 million for the three and six months ended June 30, 2018 compared to the same periods in 2017 and primarily reflects the net effect of:

•	long-term debt and junior subordinated notes issuances, net of maturities

•	lower capitalized interest primarily due to the completion of construction of Grand Rapids and Northern Courier in 2017

•	final repayment of the Columbia acquisition bridge facilities in June 2017 resulting in lower interest expense and debt amortization expense

•	the positive impact of a weaker U.S. dollar in translating U.S. dollar denominated interest.

TRANSCANADA [27
SECOND QUARTER 2018

Allowance for funds used during construction

	three months ended June 30		six months ended June 30
(unaudited - millions of $)	2018	2017	2018	2017

Canadian dollar-denominated	21	55	41	105
U.S. dollar-denominated	72	49	139	87
Foreign exchange impact	20	17	38	30
Allowance for funds used during construction	113	121	218	222
AFUDC decreased by $8 million and $4 million for the three and six months ended June 30, 2018 compared to the same periods in 2017.
The decrease in Canadian dollar-denominated AFUDC is primarily due to the October 2017 decision not to proceed with the Energy East pipeline project and completion of the NGTL 2017 Expansion Program.
The increase in U.S. dollar-denominated AFUDC is primarily due to additional investment in and higher AFUDC rates on Columbia Gas growth projects and continued investment in Mexico projects.
Interest income and other

	three months ended June 30		six months ended June 30
(unaudited - millions of $)	2018	2017	2018	2017

Interest income and other included in comparable earnings	55	40	118	45
Specific items:
Foreign exchange (loss)/gain – inter-affiliate loan	(87)	8	(8)	8
Risk management activities	(60)	41	(139)	56
Interest income and other	(92)	89	(29)	109
Interest income and other decreased by $181 million and $138 million for the three and six months ended June 30, 2018 compared to the same periods in 2017 and was primarily the net effect of:

•
interest income partially offset by the foreign exchange loss related to an inter-affiliate loan receivable from the Sur de Texas joint venture. The corresponding interest expense and foreign exchange gain are reflected in Income from equity investments in the Mexico Natural Gas Pipelines and Corporate segments, respectively. The offsetting currency-related amounts are excluded from comparable earnings

•	unrealized losses on risk management activities in 2018 compared to unrealized gains in 2017. These amounts have been excluded from comparable earnings

•	foreign exchange impact on the translation of foreign currency denominated working capital balances

•	realized gains in 2018 compared to realized losses in 2017 on derivatives used to manage our net exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income

•	income of $18 million related to reimbursement of Coastal GasLink project costs recorded in 2017.

TRANSCANADA [28
SECOND QUARTER 2018

Income tax expense

	three months ended June 30		six months ended June 30
(unaudited - millions of $)	2018	2017	2018	2017

Income tax expense included in comparable earnings	(146)	(198)	(317)	(442)
Specific items:
U.S. Northeast power marketing contracts	4	—	2	—
Integration and acquisition related costs – Columbia	—	5	—	20
Keystone XL asset costs	—	1	—	2
Net gain on sales of U.S. Northeast power generation assets	—	(227)	—	(226)
Keystone XL income tax recoveries	—	—	—	7
Risk management activities	(11)	26	41	46
Income tax expense	(153)	(393)	(274)	(593)
Income tax expense included in comparable earnings decreased by $52 million and $125 million for the three and six months ended June 30, 2018 compared to the same periods in 2017 mainly due to lower income tax rates as a result of U.S. Tax Reform and lower flow-through income taxes in Canadian rate-regulated pipelines, partially offset by higher comparable earnings before income taxes.
Net income attributable to non-controlling interests

	three months ended June 30		six months ended June 30
(unaudited - millions of $)	2018	2017	2018	2017

Net income attributable to non-controlling interests	(76)	(55)	(170)	(145)
Net income attributable to non-controlling interests increased by $21 million and $25 million for the three and six months ended June 30, 2018 compared to the same periods in 2017 primarily due to higher earnings in TC PipeLines, LP. Higher net income attributable to non-controlling interests for the six months ended June 30, 2018 was partially offset by our acquisition of the remaining outstanding publicly held common units of CPPL in February 2017.
Preferred share dividends

	three months ended June 30		six months ended June 30
(unaudited - millions of $)	2018	2017	2018	2017

Preferred share dividends	(41)	(39)	(81)	(80)
Preferred share dividends remained largely consistent for the three and six months ended June 30, 2018 compared to the same periods in 2017.

TRANSCANADA [29
SECOND QUARTER 2018

Recent developments
CANADIAN NATURAL GAS PIPELINES
NGTL System
On April 2, 2018, we announced that the Northwest Mainline Loop-Boundary Lake project was placed in service. The $160 million project added approximately 230 km (143 miles) of new pipeline along with compression facilities and increased the NGTL System capacity by approximately 535 TJ/d (500 MMcf/d).
On March 20, 2018, we announced the successful completion of an open season for additional expansion capacity at the Empress / McNeill Export Delivery Point for service expected to commence in November 2021. The offering of 300 TJ/d (280 MMcf/d) was oversubscribed, with an average awarded contract term of approximately 22 years. The facilities and capital requirements for the expansion are still being finalized and are currently anticipated to increase NGTL’s capital program by approximately $0.1 billion, to $7.4 billion, excluding maintenance capital expenditures.
North Montney Project Approval
On May 23, 2018, the NEB issued a report recommending the Federal government approve the application for a variance to the existing North Montney project approvals to remove the condition requiring a positive FID for the Pacific Northwest LNG project prior to commencement of construction. The Federal government approved the recommendation on June 22, 2018 and on July 2, 2018 the NEB issued an amending order for the project.
The North Montney project consists of approximately 206 km (128 miles) of new pipeline, three compressor units and 14 meter stations. The current estimated project cost increased by $0.2 billion to $1.6 billion mainly due to construction schedule delays and an increase in market-dependent construction costs.
The NEB directed NGTL to seek approval for a revised tolling methodology for the project following a provisional period defined as one year after the receipt of the Federal government decision, or otherwise impose stand-alone tolling as a default. NGTL is working with its shippers to address this requirement and is confident an appropriate tolling mechanism can be achieved.
The first phase of the project is anticipated to be in service by fourth quarter 2019 and the second phase is anticipated to be in service by second quarter 2020.
NGTL 2018-2019 Revenue Requirement Settlement Approval
On June 19, 2018, the NEB approved the 2018-2019 Settlement, as filed, for final 2018 tolls and revised interim 2018 tolls. The 2018-2019 Settlement fixes ROE at 10.1 per cent on 40 per cent deemed equity and increases the composite depreciation rate from 3.18 per cent to 3.45 per cent. OM&A costs are fixed at $225 million for 2018 and $230 million for 2019 with a 50/50 sharing mechanism for any variances between the fixed amounts and actual OM&A costs. All other costs, including pipeline integrity expenses and emissions costs, are treated as flow-through expenses.
2021 NGTL System Expansion Project Application
On June 20, 2018, we filed an application with the NEB for approval to construct and operate the 2021 Expansion Project. The project, with an estimated capital cost of $2.3 billion, consists of approximately 344 km (214 miles) of new pipeline, three compressors and a control valve. The expansion is required to accept increasing supply from the west side of the system and deliver gas to increasing market demand on the east side of the system. The anticipated in-service date for the expansion is the first half of 2021.
Sundre Crossover Project
On April 9, 2018, we announced that the Sundre Crossover project was placed in service. The $100 million pipeline project increases NGTL System capacity at our Alberta / B.C. export delivery point by approximately 245 TJ/d (228 MMcf/d), enhancing connectivity to key downstream markets in the Pacific Northwest and California.

TRANSCANADA [30
SECOND QUARTER 2018

Canadian Mainline
Canadian Mainline 2018 - 2020 Toll Review
On March 16, 2018, the NEB provided its Notice of Public Hearing for our Supplemental Agreement with the Eastern LDCs filed on December 18, 2017. Our reply evidence is due September 18, 2018. The NEB will provide further details regarding an oral or written hearing process to consider the written submissions of the interested parties.
Maple Compressor Expansion Project
We continue to await an NEB decision on our application seeking project approval and are reviewing project plans to continue to meet our in-service timelines.
U.S. NATURAL GAS PIPELINES
Nixon Ridge
On June 7, 2018, a natural gas pipeline rupture on Columbia Gas occurred on Nixon Ridge in Marshall County, West Virginia. Emergency response procedures were enacted and the segment of impacted pipeline was isolated shortly after. There were no injuries involved with this incident and no material damage to surrounding structures. The pipeline was placed back in service on July 15, 2018. The preliminary investigation, as noted in the PHMSA Proposed Safety Order, suggests that the rupture was a result of land subsidence. The investigation remains ongoing and we are fully cooperating with PHMSA to determine the root cause of the incident. We do not expect this event to have a significant impact on our financial results.
TC PipeLines, LP
As a result of the 2018 FERC Actions initially proposed in March 2018, and in order to retain cash in anticipation of a possible reduction of revenues, TC PipeLines, LP reduced its quarterly distribution to common unitholders by 35 per cent to US$0.65 per unit beginning with its first quarter 2018 distribution. A number of uncertainties exist with respect to the changes resulting from the 2018 FERC Actions, which could materially adversely impact the earnings, cash flows and financial position of TC PipeLines, LP. Cash retained by TC PipeLines, LP is being used to fund its ongoing capital expenditures as well as the repayment of debt to prudently manage its financial metrics in anticipation of a reduction in revenues should its pipeline systems’ rates be reset in response to the 2018 FERC Actions. As our ownership interest in TC PipeLines, LP is approximately 25 per cent, the impact of the 2018 FERC Actions related to TC PipeLines, LP is not expected to be significant to our consolidated earnings or cash flows.
Cameron Access
The Cameron Access project, a Columbia Gulf project designed to transport approximately 0.9 PJ/d (0.8 Bcf/d) of gas supply to the Cameron LNG export terminal in Louisiana, was placed in service on March 13, 2018.
Mountaineer XPress and WB XPress
In first quarter 2018, estimated project costs were revised upwards to US$3.0 billion for Mountaineer XPress and US$0.9 billion for WB XPress, representing increases of US$0.4 billion and US$0.1 billion, respectively. These increases primarily reflect the impact of delays of various regulatory approvals from FERC and other agencies, increased contractor construction costs due to unusually high demand for construction resources in the region, and modifications to contractor work plans and resources to maintain our projected in-service dates.
Great Lakes and Northern Border Rate Settlements
In February 2018, FERC approved the 2017 Great Lakes Rate Settlement and the 2017 Northern Border Rate Settlement, both of which were uncontested.

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SECOND QUARTER 2018

MEXICO NATURAL GAS PIPELINES
Topolobampo
On June 29, 2018, the Topolobampo pipeline was placed in service. The 560 km (348 miles) pipeline provides capacity of 720 TJ/d (670 MMcf/d), receiving natural gas from upstream pipelines near El Encino, in the state of Chihuahua, and delivering it to points along the pipeline route including our Mazatlán pipeline at El Oro, in the state of Sinaloa. Under the force majeure terms of the TSA, we began collecting and recognizing revenue from the original TSA service commencement date of July 2016.
Sur de Texas
Offshore construction was completed in May 2018 and the project continues to progress toward an anticipated in-service date of late 2018.
Tula and Villa de Reyes
We continue to work toward finalizing amending agreements for both of these pipelines with the CFE to formalize the schedule and payments resulting from their respective force majeure events. The CFE has commenced payments on both pipelines in accordance with the TSAs.
LIQUIDS PIPELINES
Keystone XL
In December 2017, an appeal to Nebraska's Court of Appeals was filed by intervenors after the Nebraska Public Service Commission (PSC) issued an approval of an alternative route for the Keystone XL project in November 2017. In March 2018, the Nebraska Supreme Court, on its own motion, agreed to bypass the Court of Appeals and hear the appeal case against the PSC’s alternative route itself. We expect the Nebraska Supreme Court, as the final arbiter, could reach a decision by late 2018 or first quarter 2019.
On May 15, 2018, the U.S. Department of State filed a notice of its intent to prepare an environmental assessment for the Keystone XL mainline alternative route in Nebraska. Public comments were due in June 2018. On July 30, 2018, the U.S. Department of State issued a draft environmental assessment. Comments on the draft are to be filed by August 29, 2018. We expect the U.S. Department of State will have completed the supplemental environmental review by third or fourth quarter 2018.
The Keystone XL Presidential Permit, issued in March 2017, has been challenged in two separate lawsuits commenced in Montana. Together with the U.S. Department of Justice, we are actively participating in these lawsuits to defend both the issuance of the permit and the exhaustive environmental assessments that support the U.S. President’s actions. Legal arguments addressing the merits of these lawsuits were heard in May 2018 and we believe the court’s decisions may be issued by year-end 2018.
The South Dakota Public Utilities Commission permit for the Keystone XL project was issued in June 2010 and recertified in January 2016. An appeal of that recertification was denied in June 2017 and that decision was further appealed to the South Dakota Supreme Court. On June 13, 2018, the Supreme Court dismissed the appeal against the recertification of the Keystone XL project finding that the lower court lacked jurisdiction to hear the case. This decision is final as there can be no further appeals from this decision by the Supreme Court.
White Spruce
In February 2018, the AER issued a permit for the construction of the White Spruce pipeline. Construction has commenced with an anticipated in-service date in second quarter 2019.

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SECOND QUARTER 2018

ENERGY
Cartier Wind
On August 1, 2018, we entered into an agreement to sell our interests in the Cartier Wind power facilities in Québec to Innergex Renewable Energy Inc. for gross proceeds of $630 million before closing adjustments. The sale is expected to be completed in fourth quarter 2018 subject to certain regulatory and other approvals and result in an estimated gain of $175 million ($130 million after tax) which will be recorded upon closing of the transaction.
Monetization of U.S. Northeast power marketing business
On March 1, 2018, as part of the continued wind-down of our U.S. Northeast power marketing contracts, we closed the sale of our U.S. power retail contracts for proceeds of approximately US$23 million and recognized income of
US$10 million (US$7 million after tax).

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SECOND QUARTER 2018

Financial condition
We strive to maintain strong financial capacity and flexibility in all parts of the economic cycle. We rely on our operating cash flow to sustain our business, pay dividends and fund a portion of our growth. In addition, we access capital markets to meet our financing needs, manage our capital structure and to preserve our credit ratings.
We believe we have the financial capacity to fund our existing capital program through our predictable and growing cash flow from operations, access to capital markets, including through our Corporate ATM program and our DRP, portfolio management, cash on hand and substantial committed credit facilities. In light of the 2018 FERC Actions initially proposed in March 2018, further drop downs of assets into TC PipeLines, LP were considered to no longer be a viable funding lever. In addition, the TC PipeLines, LP ATM program ceased to be utilized. Pursuant to the 2018 FERC Actions issued on July 18, 2018, it is yet to be determined if and when in the future these might be restored as competitive financing options. See the 2018 FERC Actions section for further information.
At June 30, 2018, our current assets totaled $5.4 billion and current liabilities amounted to $10.4 billion, leaving us with a working capital deficit of $5.0 billion compared to a working capital deficit of $5.2 billion at December 31, 2017. Our working capital deficit is considered to be in the normal course of business and is managed through:

•	our ability to generate cash flow from operations

•	our access to capital markets

•	approximately $9.3 billion of unutilized, unsecured credit facilities.
CASH PROVIDED BY OPERATING ACTIVITIES

	three months ended June 30		six months ended June 30
(unaudited - millions of $, except per share amounts)	2018	2017	2018	2017

Net cash provided by operations	1,805	1,353	3,217	2,655
(Decrease)/increase in operating working capital	(361)	(17)	(154)	138
Funds generated from operations[1]	1,444	1,336	3,063	2,793
Specific items:
U.S. Northeast power marketing contracts	15	—	7	—
Integration and acquisition related costs – Columbia	—	20	—	52
Keystone XL asset costs	—	5	—	13
Net loss on sales of U.S. Northeast power generation assets	—	6	—	17
Comparable funds generated from operations[1]	1,459	1,367	3,070	2,875
Dividends on preferred shares	(39)	(38)	(78)	(77)
Distributions paid to non-controlling interests	(48)	(69)	(117)	(149)
Non-recoverable maintenance capital expenditures[2]	(66)	(79)	(130)	(128)
Comparable distributable cash flow[1]	1,306	1,181	2,745	2,521
Comparable distributable cash flow per common share[1]	$1.46	$1.36	$3.08	$2.90

1
See the Non-GAAP measures section of this MD&A for further discussion of funds generated from operations, comparable funds generated from operations, comparable distributable cash flow and comparable distributable cash flow per common share.

2
Includes non-recoverable maintenance capital expenditures from all segments including cash contributions to fund maintenance capital expenditures for our equity investments. Expenditures are primarily related to contributions to Bruce Power to fund our proportionate share of their maintenance capital expenditures.

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SECOND QUARTER 2018

COMPARABLE FUNDS GENERATED FROM OPERATIONS
Comparable funds generated from operations, a non-GAAP measure, helps us assess the cash generating ability of our operations by excluding the timing effects of working capital changes.
Despite the sales of our U.S. Northeast power generation assets in second quarter 2017 and the continued wind-down of our U.S. Northeast power marketing contracts, comparable funds generated from operations increased by $92 million and $195 million for the three and six months ended June 30, 2018 compared to the same periods in 2017. These increases are primarily due to higher comparable earnings.
COMPARABLE DISTRIBUTABLE CASH FLOW
Comparable distributable cash flow, a non-GAAP measure, helps us assess the cash available to common shareholders before capital allocation.
The increase in comparable distributable cash flow for the three and six months ended June 30, 2018 compared to the same periods in 2017 reflects higher comparable funds generated from operations, as described above. Comparable distributable cash flow per common share for the three and six months ended June 30, 2018 also reflects the effect of common shares issued under the Corporate ATM program and DRP in 2017 and 2018.
Beginning in second quarter 2018, our determination of comparable distributable cash flow has been revised to exclude the deduction of maintenance capital expenditures for assets for which we have the ability to recover these costs in pipeline tolls. Comparative periods presented in the table below have been adjusted accordingly. We believe that including only non-recoverable maintenance capital expenditures in the calculation of distributable cash flow presents the best depiction of the cash available for reinvestment or distribution to shareholders. For our rate-regulated Canadian and U.S. natural gas pipelines, we have the opportunity to recover and earn a return on maintenance capital expenditures through current and future tolls. Tolling arrangements in our liquids pipelines provide for the recovery of maintenance capital expenditures. Therefore, we have not deducted the recoverable maintenance capital expenditures for these businesses in the calculation of comparable distributable cash flow.
CASH (USED IN)/PROVIDED BY INVESTING ACTIVITIES

	three months ended June 30		six months ended June 30
(unaudited - millions of $)	2018	2017	2018	2017

Capital spending
Capital expenditures	(2,337)	(1,792)	(4,039)	(3,352)
Capital projects in development	(76)	(56)	(112)	(98)
Contributions to equity investments	(184)	(473)	(542)	(665)
	(2,597)	(2,321)	(4,693)	(4,115)
Proceeds from sales of assets, net of transaction costs	—	4,147	—	4,147
Other distributions from equity investments	—	1	121	364
Deferred amounts and other	(16)	(169)	94	(254)
Net cash (used in)/provided by investing activities	(2,613)	1,658	(4,478)	142
Capital expenditures in 2018 were incurred primarily for the expansion of the Columbia Gas, Columbia Gulf and NGTL System natural gas pipelines, the construction of Mexico natural gas pipelines and the Napanee power generating facility.
Costs incurred on capital projects in development in 2018 were predominantly related to spending on Keystone XL.
Contributions to equity investments decreased in 2018 compared to 2017 primarily due to lower contributions to our proportionate share of Sur de Texas debt financing and Grand Rapids, which went into service in August 2017. This was partially offset by increased contributions to our Bruce Power and Millennium investments.

TRANSCANADA [35
SECOND QUARTER 2018

Other distributions from equity investments primarily reflect our proportionate share of Bruce Power financings undertaken to fund its capital program and to make distributions to its partners. In first quarter 2018, Bruce Power issued senior notes in capital markets which resulted in distributions totaling $121 million to us.
In second quarter 2017, we closed the sale of our U.S. Northeast power generation assets for net proceeds of $4,147 million.
CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES

	three months ended June 30		six months ended June 30
(unaudited - millions of $)	2018	2017	2018	2017

Notes payable (repaid)/issued, net	(1,327)	111	485	781
Long-term debt issued, net of issue costs[1]	3,240	817	3,333	817
Long-term debt repaid[1]	(808)	(4,418)	(2,034)	(5,469)
Junior subordinated notes issued, net of issue costs	—	1,489	—	3,471
Dividends and distributions paid	(467)	(435)	(933)	(854)
Common shares issued, net of issue costs	445	18	785	36
Partnership units of TC PipeLines, LP issued, net of issue costs	—	27	49	119
Common units of Columbia Pipeline Partners LP acquired	—	—	—	(1,205)
Net cash provided by/(used in) financing activities	1,083	(2,391)	1,685	(2,304)

1	Includes draws and repayments on unsecured loan facility by TC PipeLines, LP.
LONG-TERM DEBT ISSUED
In second quarter 2018, TCPL issued US$1 billion of Senior Unsecured Notes due in May 2028 bearing interest at a fixed rate of 4.25 per cent, US$500 million of Senior Unsecured Notes due in May 2038 bearing interest at a fixed rate of 4.75 per cent as well as an additional US$1 billion of Senior Unsecured Notes due in May 2048 bearing interest at a fixed rate of 4.875 per cent.
In July 2018, TCPL issued $800 million of Medium Term Notes due in July 2048 bearing interest at a fixed rate of 4.182 per cent and $200 million of Medium Term Notes due in March 2028 bearing interest at a fixed rate of 3.39 per cent.
The net proceeds of the above debt issuances were used for general corporate purposes and to fund our capital program.
LONG-TERM DEBT REPAID
In second quarter 2018, long-term debt repaid included the retirement of US$500 million by Columbia Pipeline Group, Inc. of Senior Unsecured Notes bearing interest at a fixed rate of 2.45 per cent.
In first quarter 2018, long-term debt repaid included retirements by TCPL of US$500 million of Senior Unsecured Notes bearing interest at a fixed rate of 1.875 per cent, US$250 million of Senior Unsecured Notes bearing interest at a floating rate and $150 million of Debentures bearing interest at a fixed rate of 9.45 per cent.
DIVIDEND REINVESTMENT PLAN
With respect to dividends declared on April 27, 2018, the DRP participation rate amongst common shareholders was approximately 33 per cent, resulting in $208 million reinvested in common equity under the program. Year-to-date in 2018, the participation rate amongst common shareholders has been approximately 36 per cent, resulting in $442 million of dividends reinvested.

TRANSCANADA [36
SECOND QUARTER 2018

TRANSCANADA CORPORATION ATM EQUITY ISSUANCE PROGRAM
In the three months ended June 30, 2018, 8.1 million common shares were issued under our Corporate ATM program at an average price of $54.63 per common share for gross proceeds of $443 million. Related commissions and fees totaled approximately $4 million, resulting in net proceeds of $439 million. In the six months ended June 30, 2018, 13.9 million common shares have been issued under our Corporate ATM program at an average price of $55.42 per common share for gross proceeds of $772 million. Related commissions and fees totaled approximately $7 million, resulting in net proceeds of $765 million.
In June 2018, we announced that the Company replenished the capacity available under our existing Corporate ATM program. This will allow us to issue additional common shares from treasury having an aggregate gross sales price of up to $1.0 billion, for a revised total of $2.0 billion or its U.S. dollar equivalent, (Amended Corporate ATM program), to the public from time to time at the prevailing market price when sold through the TSX, the NYSE or on any other existing trading market for the common shares in Canada or the United States. The Amended Corporate ATM program, which is effective to July 23, 2019, will be activated at our discretion if and as required based on the spend profile of our capital program and relative cost of other funding options.
TC PIPELINES, LP ATM EQUITY ISSUANCE PROGRAM
In the six months ended June 30, 2018, 0.7 million common units were issued under the TC PipeLines, LP ATM program generating net proceeds of approximately US$39 million. At June 30, 2018, our ownership interest in TC PipeLines, LP was 25.5 per cent giving effect to issuances under the ATM program resulting in dilution of our ownership interest.
In light of the 2018 FERC Actions initially proposed in March 2018, the TC PipeLines, LP ATM program ceased to be utilized. As a result of uncertainties that remain after the 2018 FERC Actions were finalized in July 2018, it is yet to be determined if and when in the future the program will be reactivated.
DIVIDENDS
On August 1, 2018, we declared quarterly dividends as follows:

Quarterly dividend on our common shares

$0.69 per share
Payable on October 31, 2018 to shareholders of record at the close of business on September 28, 2018.

Quarterly dividends on our preferred shares

Series 1	$0.204125
Series 2	$0.20069863
Series 3	$0.1345
Series 4	$0.16080822
Payable on September 28, 2018 to shareholders of record at the close of business on August 31, 2018.
Series 5	$0.1414375
Series 6	$0.17561918
Series 7	$0.25
Series 9	$0.265625
Payable on October 30, 2018 to shareholders of record at the close of business on October 1, 2018.
Series 11	$0.2375
Series 13	$0.34375
Series 15	$0.30625
Payable on August 31, 2018 to shareholders of record at the close of business on August 15, 2018.

TRANSCANADA [37
SECOND QUARTER 2018

SHARE INFORMATION

as at July 31, 2018

Common shares	Issued and outstanding
907 million
Preferred shares	Issued and outstanding	Convertible to
Series 1	9.5 million	Series 2 preferred shares
Series 2	12.5 million	Series 1 preferred shares
Series 3	8.5 million	Series 4 preferred shares
Series 4	5.5 million	Series 3 preferred shares
Series 5	12.7 million	Series 6 preferred shares
Series 6	1.3 million	Series 5 preferred shares
Series 7	24 million	Series 8 preferred shares
Series 9	18 million	Series 10 preferred shares
Series 11	10 million	Series 12 preferred shares
Series 13	20 million	Series 14 preferred shares
Series 15	40 million	Series 16 preferred shares

Options to buy common shares	Outstanding	Exercisable
	13 million	8 million
CREDIT FACILITIES
We have several committed credit facilities that support our commercial paper programs and provide short-term liquidity for general corporate purposes. In addition, we have demand credit facilities that are also used for general corporate purposes, including issuing letters of credit and providing additional liquidity.
At July 31, 2018, we had a total of $11.3 billion of committed revolving and demand credit facilities, including:

Amount	Unused capacity	Borrower	Description	Matures

Committed, syndicated, revolving, extendible, senior unsecured credit facilities
$3.0 billion	$3.0 billion	TCPL	Supports TCPL's Canadian dollar commercial paper program and for general corporate purposes	December 2022
US$2.0 billion	US$2.0 billion	TCPL	Supports TCPL's U.S. dollar commercial paper program and for general corporate purposes	December 2018
US$1.0 billion	US$0.7 billion	TCPL USA	Used for TCPL USA general corporate purposes, guaranteed by TCPL	December 2018
US$1.0 billion	US$0.4 billion	Columbia	Used for Columbia general corporate purposes, guaranteed by TCPL	December 2018
US$0.5 billion	US$0.5 billion	TAIL	Supports TAIL's U.S. dollar commercial paper program and for general corporate purposes, guaranteed by TCPL	December 2018
Demand senior unsecured revolving credit facilities
$2.1 billion	$0.9 billion	TCPL/TCPL USA	Supports the issuance of letters of credit and provides additional liquidity, TCPL USA facility guaranteed by TCPL	Demand
MXN$5.0 billion	MXN$4.5 billion	Mexican subsidiary	Used for Mexico general corporate purposes, guaranteed by TCPL	Demand
At July 31, 2018, our operated affiliates had an additional $0.7 billion of undrawn capacity on committed credit facilities.
See Financial risks and financial instruments for more information about liquidity, market and other risks.

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SECOND QUARTER 2018

CONTRACTUAL OBLIGATIONS
Our capital expenditure commitments have risen by approximately $0.8 billion since December 31, 2017 as a result of the net effect of increased commitments for Columbia Gas growth projects, NGTL and Keystone XL, partially offset by decreased commitments for the Sur de Texas natural gas pipeline and the Napanee power generating facility.
There were no other material changes to our contractual obligations in second quarter 2018 or to payments due in the next five years or after. See the MD&A in our 2017 Annual Report for more information about our contractual obligations.

TRANSCANADA [39
SECOND QUARTER 2018

Financial risks and financial instruments
We are exposed to liquidity risk, counterparty credit risk and market risk, and have strategies, policies and limits in place to mitigate their impact on our earnings, cash flow and, ultimately, shareholder value. These are designed to ensure our risks and related exposures are in line with our business objectives and risk tolerance.
See our 2017 Annual Report for more information about the risks we face in our business. Our risks have not changed substantially since December 31, 2017, other than as described below.
On March 1, 2018, as part of the continued wind-down of our U.S. Northeast power marketing contracts, we closed the sale of our U.S. Northeast power retail contracts for proceeds of approximately US$23 million and recognized income of US$10 million (US$7 million after tax). We expect to realize the value of the remaining marketing contracts and working capital over time. As a result, our exposure to commodity risk has been reduced.
LIQUIDITY RISK
We manage our liquidity risk by continuously forecasting our cash flow for a 12-month period to ensure we have adequate cash balances, cash flow from operations, committed and demand credit facilities and access to capital markets to meet our operating, financing and capital expenditure obligations under both normal and stressed economic conditions.
COUNTERPARTY CREDIT RISK
We have exposure to counterparty credit risk in the following areas:

•	cash and cash equivalents

•	accounts receivable

•	available for sale assets

•	the fair value of derivative assets

•	loans receivable.
We review our accounts receivable regularly and record allowances for doubtful accounts using the specific identification method. At June 30, 2018, we had no significant credit losses, no significant credit risk concentration and no significant amounts past due or impaired.
We have significant credit and performance exposure to financial institutions because they hold cash deposits and provide committed credit lines and letters of credit that help manage our exposure to counterparties and provide liquidity in commodity, foreign exchange and interest rate derivative markets.
LOAN RECEIVABLE FROM AFFILIATE
We hold a 60 per cent equity interest in a joint venture with IEnova to build, own and operate the Sur de Texas pipeline. We account for the joint venture as an equity investment.
In 2017, we entered into a MXN$21.3 billion unsecured revolving credit facility with the joint venture, which bears interest at a floating rate and matures in March 2022. Draws on the credit facility result in a loan receivable from the joint venture representing our proportionate share of the debt financing requirements advanced to the joint venture. At June 30, 2018, the balance of our loan receivable from the joint venture totaled MXN$17.5 billion or $1.2 billion (December 31, 2017 - MXN$14.4 billion or $919 million) and Interest income and other included $29 million and $56 million of interest income on this loan receivable for the three and six months ended June 30, 2018 (2017 - $3 million and $3 million). Amounts recognized in Interest income and other are offset by a corresponding proportionate share of interest expense recorded in Income from equity investments in our Mexico Natural Gas Pipelines segment.

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SECOND QUARTER 2018

INTEREST RATE RISK
We utilize short-term and long-term debt to finance our operations which subjects us to interest rate risk. We typically pay fixed rates of interest on our long-term debt and floating rates on our commercial paper programs and amounts drawn on our credit facilities. A small portion of our long-term debt is at floating interest rates. In addition, we are exposed to interest rate risk on financial instruments and contractual obligations containing variable interest rate components. We mitigate our interest rate risk using a combination of interest rate swaps and option derivatives.
FOREIGN EXCHANGE
We generate revenues and incur expenses that are denominated in currencies other than Canadian dollars. As a result, our earnings and cash flows are exposed to currency fluctuations.
A portion of our businesses generate earnings in U.S. dollars, but since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar can affect our net income. As our U.S. dollar-denominated operations continue to grow, this exposure increases. The vast majority of this risk is offset by interest expense on U.S. dollar-denominated debt and by using foreign exchange derivatives.
Average exchange rate - U.S. to Canadian dollars
The average exchange rate for one U.S. dollar converted into Canadian dollars was as follows:

three months ended June 30, 2018	1.29
three months ended June 30, 2017	1.34

six months ended June 30, 2018	1.28
six months ended June 30, 2017	1.33
The impact of changes in the value of the U.S. dollar on our U.S. operations is partially offset by interest on U.S. dollar-denominated long-term debt, as set out in the table below. Comparable EBIT is a non-GAAP measure. See our Reconciliation of non-GAAP measures section for more information.
Significant U.S. dollar-denominated amounts

	three months ended June 30		six months ended June 30
(unaudited - millions of US $)	2018	2017	2018	2017

U.S. Natural Gas Pipelines comparable EBIT	418	298	931	729
Mexico Natural Gas Pipelines comparable EBIT[1]	114	89	244	178
U.S. Liquids Pipelines comparable EBIT	185	146	387	281
U.S. Power comparable EBIT[2]	—	32	—	86
AFUDC on U.S. dollar-denominated projects	72	49	139	87
Interest on U.S. dollar-denominated long-term debt	(332)	(323)	(646)	(640)
Capitalized interest on U.S. dollar-denominated capital expenditures	3	1	6	1
U.S. dollar non-controlling interests and other	(65)	(44)	(145)	(114)
	395	248	916	608

1	Excludes interest expense on our inter-affiliate loan with Sur de Texas which is offset in Interest income and other.

2	Effective January 1, 2018, U.S. Power is no longer included in comparable EBIT.

TRANSCANADA [41
SECOND QUARTER 2018

Net investment hedge
We hedge our net investment in foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency interest rate swaps, foreign exchange forward contracts and foreign exchange options.
The fair values and notional amounts for the derivatives designated as a net investment hedge were as follows:

	June 30, 2018		December 31, 2017
(unaudited - millions of Canadian $, unless noted otherwise)	Fair value[1,2]	Notional amount	Fair value[1,2]	Notional amount

U.S. dollar cross-currency interest rate swaps (maturing 2018 to 2019)[3]	(80)	US 500	(199)	US 1,200
U.S. dollar foreign exchange options (maturing 2018 to 2019)	(16)	US 2,000	5	US 500
	(96)	US 2,500	(194)	US 1,700

1	Fair values equal carrying values.

2	No amounts have been excluded from the assessment of hedge effectiveness.

3
In the three and six months ended June 30, 2018, Net income includes net realized gains of nil and $1 million, respectively (2017 - $1 million and $2 million, respectively) related to the interest component of cross-currency swap settlements which are reported within Interest expense.

The notional amounts and fair value of U.S. dollar-denominated debt designated as a net investment hedge were as follows:

(unaudited - millions of Canadian $, unless noted otherwise)	June 30, 2018	December 31, 2017

Notional amount	29,000 (US 22,000)	25,400 (US 20,200)
Fair value	30,800 (US 23,400)	28,900 (US 23,100)
FINANCIAL INSTRUMENTS
With the exception of Long-term debt and Junior subordinated notes, our derivative and non-derivative financial instruments are recorded on the balance sheet at fair value unless they were entered into and continue to be held for the purpose of receipt or delivery in accordance with our normal purchase and sales exemptions and are documented as such. In addition, fair value accounting is not required for other financial instruments that qualify for certain accounting exemptions.
Derivative instruments
We use derivative instruments to reduce volatility associated with fluctuations in commodity prices, interest rates and foreign exchange rates. We apply hedge accounting to derivative instruments that qualify and are designated for hedge accounting treatment.
The majority of derivative instruments that are not designated or do not qualify for hedge accounting treatment have been entered into as economic hedges to manage our exposure to market risk (held for trading). Changes in the fair value of held for trading derivative instruments are recorded in net income in the period of change. This may expose us to increased variability in reported operating results since the fair value of the held for trading derivative instruments can fluctuate significantly from period to period.
Balance sheet presentation of derivative instruments
The balance sheet classification of the fair value of derivative instruments is as follows:

(unaudited - millions of $)	June 30, 2018	December 31, 2017

Other current assets	246	332
Intangible and other assets	63	73
Accounts payable and other	(355)	(387)
Other long-term liabilities	(52)	(72)
	(98)	(54)

TRANSCANADA [42
SECOND QUARTER 2018

Unrealized and realized gains/(losses) of derivative instruments
The following summary does not include hedges of our net investment in foreign operations.

	three months ended June 30		six months ended June 30
(unaudited - millions of $)	2018	2017	2018	2017

Derivative instruments held for trading[1]
Amount of unrealized gains/(losses) in the period
Commodities[2]	99	(91)	(10)	(147)
Foreign exchange	(60)	41	(139)	56
Amount of realized gains/(losses) in the period
Commodities	19	(37)	129	(85)
Foreign exchange	4	(5)	19	(9)
Derivative instruments in hedging relationships
Amount of realized (losses)/gains in the period
Commodities	(4)	7	(1)	13
Foreign exchange	—	—	—	5
Interest rate	—	—	1	1

1
Realized and unrealized gains and losses on held for trading derivative instruments used to purchase and sell commodities are included on a net basis in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange held for trading derivative instruments are included on a net basis in Interest expense and Interest income and other, respectively.

2
In the three and six months ended June 30, 2018 and 2017, there were no gains or losses included in Net income relating to discontinued cash flow hedges where it was probable that the anticipated transaction would not occur.

Derivatives in cash flow hedging relationships
The components of the Condensed consolidated statement of OCI related to derivatives in cash flow hedging relationships including the portion attributable to non-controlling interests is as follows:

	three months ended June 30		six months ended June 30
(unaudited - millions of $)	2018	2017	2018	2017

Change in fair value of derivative instruments recognized in OCI (effective portion)[1]
Commodities	(3)	(2)	(6)	3
Interest rate	—	—	9	1
	(3)	(2)	3	4
Reclassification of gains/(losses) on derivative instruments from AOCI to net income[1]
Commodities[2]	2	(7)	1	(11)
Interest rate[3]	7	5	12	9
	9	(2)	13	(2)

1	Amounts presented are pre-tax. No amounts have been excluded from the assessment of hedge effectiveness. Amounts in parentheses indicate losses recorded to OCI and AOCI.

2	Reported within Revenues on the Condensed consolidated statement of income.

3	Reported within Interest expense on the Condensed consolidated statement of income.

TRANSCANADA [43
SECOND QUARTER 2018

Credit risk related contingent features of derivative instruments
Derivatives often contain financial assurance provisions that may require us to provide collateral if a credit risk related contingent event occurs (for example, if our credit rating is downgraded to non-investment grade). We may also need to provide collateral if the fair value of our derivative financial instruments exceeds pre-defined exposure limits.
Based on contracts in place and market prices at June 30, 2018, the aggregate fair value of all derivative contracts with credit-risk-related contingent features that were in a net liability position was $2 million (December 31, 2017 - $2 million), with no collateral provided in the normal course of business at June 30, 2018 and December 31, 2017. If the credit-risk-related contingent features in these agreements were triggered on June 30, 2018, we would have been required to provide collateral of $2 million (December 31, 2017 - $2 million) to our counterparties. Collateral may also need to be provided should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds.
We have sufficient liquidity in the form of cash and undrawn committed revolving bank lines to meet these contingent obligations should they arise.

TRANSCANADA [44
SECOND QUARTER 2018

Other information
CONTROLS AND PROCEDURES
Management, including our President and CEO and our CFO, evaluated the effectiveness of our disclosure controls and procedures as at June 30, 2018, as required by the Canadian securities regulatory authorities and by the SEC, and concluded that our disclosure controls and procedures are effective at a reasonable assurance level.
There were no changes in second quarter 2018 that had or are likely to have a material impact on our internal control over financial reporting.
CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICY CHANGES
When we prepare financial statements that conform with U.S. GAAP, we are required to make estimates and assumptions that affect the timing and amounts we record for our assets, liabilities, revenues and expenses because these items may be affected by future events. We base the estimates and assumptions on the most current information available, using our best judgement. We also regularly assess the assets and liabilities themselves. A summary of our critical accounting estimates is included in our 2017 Annual Report.
Our significant accounting policies have remained unchanged since December 31, 2017 other than described below. A summary of our significant accounting policies is included in our 2017 Annual Report.
Changes in accounting policies for 2018
Revenue from contracts with customers
In 2014, the FASB issued new guidance on revenue from contracts with customers. The new guidance requires that an entity recognize revenue from these contracts in accordance with a prescribed model. This model is used to depict the transfer of promised goods or services to customers in amounts that reflect the total consideration to which it expects to be entitled during the term of the contract in exchange for those promised goods or services. Goods or services that are promised to a customer are referred to as our "performance obligations." The total consideration to which we expect to be entitled can include fixed and variable amounts. We have variable revenue that is subject to factors outside of our influence, such as market prices, actions of third parties and weather conditions. We consider this variable revenue to be "constrained" as it cannot be reliably estimated, and therefore recognize variable revenue when the service is provided.
The new guidance also requires additional disclosures about the nature, amount, timing and uncertainty of revenue recognition and related cash flows.
In the application of the new guidance, significant estimates and judgments are used to determine the following:

•	pattern of revenue recognition within a contract, based on whether the performance obligation is satisfied at a point in time versus over time

•	term of the contract

•	amount of variable consideration associated with a contract and timing of the associated revenue recognition.
The new guidance was effective January 1, 2018, was applied using the modified retrospective transition method, and did not result in any material differences in the amount and timing of revenue recognition.

TRANSCANADA [45
SECOND QUARTER 2018

Financial instruments
In January 2016, the FASB issued new guidance on the accounting for equity investments and financial liabilities. The new guidance changes the income statement effect of equity investments and the recognition of changes in the fair value of financial liabilities when the fair value option is elected. The new guidance also requires us to assess valuation allowances for deferred tax assets related to available for sale debt securities in combination with their other deferred tax assets. This new guidance was effective January 1, 2018 and did not have a material impact on our consolidated financial statements.
Income taxes
In October 2016, the FASB issued new guidance on the income tax effects of intra-entity transfers of assets other than inventory. The new guidance requires the recognition of deferred and current income taxes for an intra-entity asset transfer when the transfer occurs. The new guidance was effective January 1, 2018, was applied using a modified retrospective approach, and did not have a material impact on our consolidated financial statements.
Restricted cash
In November 2016, the FASB issued new guidance on restricted cash and cash equivalents on the statement of cash flows. The new guidance requires that the statement of cash flows explain the change during the period in the total cash and cash equivalents balance, and amounts generally described as restricted cash or restricted cash equivalents. Restricted cash and cash equivalents will be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This new guidance was effective January 1, 2018, was applied retrospectively, and did not have an impact on our consolidated financial statements.
Employee post-retirement benefits
In March 2017, the FASB issued new guidance that requires entities to disaggregate the current service cost component from the other components of net benefit cost and present it with other current compensation costs for related employees in the income statement. The new guidance also requires that the other components of net benefit cost be presented elsewhere in the income statement and excluded from income from operations if such a subtotal is presented. In addition, the new guidance makes changes to the components of net benefit cost that are eligible for capitalization. Entities must use a retrospective transition method to adopt the requirement for separate presentation in the income statement of the components of net benefit cost, and a prospective transition method to adopt the change to capitalization of benefit costs. This new guidance was effective January 1, 2018 and did not have a material impact on our consolidated financial statements.
Hedge accounting
In August 2017, the FASB issued new guidance making more financial and non-financial hedging strategies eligible for hedge accounting. The new guidance also amends the presentation requirements relating to the change in fair value of a derivative and requires additional disclosures including cumulative basis adjustments for fair value hedges and the effect of hedging on individual line items in the consolidated statement of income. This new guidance is effective January 1, 2019 with early adoption permitted. This new guidance, which we elected to adopt effective January 1, 2018, was applied prospectively and did not have a material impact on our consolidated financial statements.

TRANSCANADA [46
SECOND QUARTER 2018

Future accounting changes
Leases
In February 2016, the FASB issued new guidance on the accounting for leases. The new guidance amends the definition of a lease such that, in order for an arrangement to qualify as a lease, the lessor is required to have both (1) the right to obtain substantially all of the economic benefits from the use of the asset and (2) the right to direct the use of the asset. The new guidance also establishes a right-of-use (ROU) model that requires a lessee to recognize a ROU asset and corresponding lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern of expense recognition in the consolidated statement of income. The new guidance does not make extensive changes to lessor accounting.
In January 2018, the FASB issued an optional practical expedient, to be applied upon transition, to omit the evaluation of land easements not previously accounted for as leases that existed or expired prior to the entity's adoption of the new lease guidance. An entity that elects this practical expedient is required to apply the practical expedient consistently to all of its existing or expired land easements not previously accounted for as leases. We continue to monitor and analyze additional guidance and clarifications provided by the FASB.
The new guidance is effective January 1, 2019, with early adoption permitted. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. We have developed a preliminary inventory of existing lease agreements and have substantially completed our analysis on these leases but continue to evaluate the financial impact on our consolidated financial statements. We have also selected a system solution and are in the testing stage of implementation. We continue to assess process changes necessary to compile the information to meet the recognition and disclosure requirements of the new guidance and to analyze new contracts that may contain leases.
Measurement of credit losses on financial instruments
In June 2016, the FASB issued new guidance that significantly changes how entities measure credit losses for most financial assets and certain other financial instruments that are not measured at fair value through net income. The new guidance amends the impairment model of financial instruments basing it on expected losses rather than incurred losses. These expected credit losses will be recognized as an allowance rather than as a direct write down of the amortized cost basis. The new guidance is effective January 1, 2020 and will be applied using a modified retrospective approach. We are currently evaluating the impact of the adoption of this guidance and have not yet determined the effect on our consolidated financial statements.
Goodwill impairment
In January 2017, the FASB issued new guidance on simplifying the test for goodwill impairment by eliminating Step 2 of the impairment test, which is the requirement to calculate the implied fair value of goodwill to measure the impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This new guidance is effective January 1, 2020 and will be applied prospectively, however, early adoption is permitted. We are currently evaluating the timing and impact of the adoption of this guidance.
Amortization on purchased callable debt securities
In March 2017, the FASB issued new guidance that shortens the amortization period for the premium on certain purchased callable debt securities by requiring entities to amortize the premium to the earliest call date. This new guidance is effective January 1, 2019 and will be applied using a modified retrospective approach. We are currently evaluating the impact of the adoption of this guidance and have not yet determined the effect on our consolidated financial statements.

TRANSCANADA [47
SECOND QUARTER 2018

Income taxes
In February 2018, the FASB issued new guidance that allows a reclassification from AOCI to retained earnings for stranded tax effects resulting from the U.S. Tax Reform. This new guidance is effective January 1, 2019, however, early adoption is permitted. This guidance can be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change is recognized. We are currently evaluating this guidance in conjunction with our analysis of the overall impact of U.S. Tax Reform.

TRANSCANADA [48
SECOND QUARTER 2018

Reconciliation of non-GAAP measures

	three months ended June 30		six months ended June 30
(unaudited - millions of $)	2018	2017	2018	2017

Comparable EBITDA
Canadian Natural Gas Pipelines	545	527	1,039	1,031
U.S. Natural Gas Pipelines	704	551	1,508	1,271
Mexico Natural Gas Pipelines	142	145	302	285
Liquids Pipelines	413	332	844	644
Energy	202	287	378	592
Corporate	(15)	(12)	(17)	(16)
Comparable EBITDA	1,991	1,830	4,054	3,807
Depreciation and amortization	(570)	(516)	(1,105)	(1,026)
Comparable EBIT	1,421	1,314	2,949	2,781
Specific items:
Foreign exchange gain/(loss) – inter-affiliate loan	87	(8)	8	(8)
U.S. Northeast power marketing contracts	(15)	—	(7)	—
Net gain on sales of U.S. Northeast power generation assets	—	492	—	481
Integration and acquisition related costs – Columbia	—	(20)	—	(59)
Keystone XL asset costs	—	(5)	—	(13)
Risk management activities[1]	99	(91)	(10)	(147)
Segmented earnings	1,592	1,682	2,940	3,035

1	Risk management activities	three months ended June 30		six months ended June 30
	(unaudited - millions of $)	2018	2017	2018	2017

	Canadian Power	1	3	3	4
	U.S. Power	39	(94)	(62)	(156)
	Liquids marketing	62	4	55	4
	Natural Gas Storage	(3)	(4)	(6)	1
	Total unrealized gains/(losses) from risk management activities	99	(91)	(10)	(147)

TRANSCANADA [49
SECOND QUARTER 2018

Quarterly results
SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA

	2018		2017				2016
(unaudited - millions of $, except per share amounts)	Second	First	Fourth	Third	Second	First	Fourth	Third

Revenues	3,195	3,424	3,617	3,195	3,230	3,407	3,635	3,642
Net income/(loss) attributable to common shares	785	734	861	612	881	643	(358)	(135)
Comparable earnings	768	864	719	614	659	698	626	622
Per share statistics
Net income/(loss) per common share - basic and diluted	$0.88	$0.83	$0.98	$0.70	$1.01	$0.74	($0.43)	($0.17)
Comparable earnings per common share	$0.86	$0.98	$0.82	$0.70	$0.76	$0.81	$0.75	$0.78
Dividends declared per common share	$0.69	$0.69	$0.625	$0.625	$0.625	$0.625	$0.565	$0.565

FACTORS AFFECTING QUARTERLY FINANCIAL INFORMATION BY BUSINESS SEGMENT
Quarter-over-quarter revenues and net income fluctuate for reasons that vary across our business segments.
In our Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines and Mexico Natural Gas Pipelines segments, except for seasonal fluctuations in short-term throughput volumes on U.S. pipelines, quarter-over-quarter revenues and net income generally remain relatively stable during any fiscal year. Over the long term, however, they fluctuate because of:

•	regulators' decisions

•	negotiated settlements with shippers

•	acquisitions and divestitures

•	developments outside of the normal course of operations

•	newly constructed assets being placed in service.
In Liquids Pipelines, annual revenues and net income are based on contracted and uncommitted spot transportation and liquids marketing activities. Quarter-over-quarter revenues and net income are affected by:

•	regulatory decisions

•	developments outside of the normal course of operations

•	newly constructed assets being placed in service

•	demand for uncontracted transportation services

•	liquids marketing activities

•	certain fair value adjustments.
In Energy, quarter-over-quarter revenues and net income are affected by:

•	weather

•	customer demand

•	market prices for natural gas and power

•	capacity prices and payments

•	planned and unplanned plant outages

•	acquisitions and divestitures

•	certain fair value adjustments

•	developments outside of the normal course of operations

•	newly constructed assets being placed in service.

TRANSCANADA [50
SECOND QUARTER 2018

FACTORS AFFECTING FINANCIAL INFORMATION BY QUARTER
We calculate comparable measures by adjusting certain GAAP and non-GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period.
Comparable earnings exclude the unrealized gains and losses from changes in the fair value of certain derivatives used to reduce our exposure to certain financial and commodity price risks. These derivatives generally provide effective economic hedges, but do not meet the criteria for hedge accounting. As a result, the changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them part of our underlying operations.
In second quarter 2018, comparable earnings also excluded:

•
an after-tax loss of $11 million related to our U.S. Northeast power marketing contracts. These were excluded from Energy's comparable earnings effective January 1, 2018 as the wind-down of these contracts is not considered part of our underlying operations.

In the first quarter 2018, comparable earnings also excluded:

•
an after-tax gain of $6 million related to our U.S. Northeast power marketing contracts, primarily due to income recognized on the sale of our retail contracts. These were excluded from Energy's comparable earnings effective January 1, 2018 as the wind-down of these contracts is not considered part of our underlying operations.

In fourth quarter 2017, comparable earnings also excluded:

•	an $804 million recovery of deferred income taxes as a result of U.S. Tax Reform

•	a $136 million after-tax gain related to the sale of our Ontario solar assets

•
a $64 million net after-tax gain related to the monetization of our U.S. Northeast power business, which included an incremental after-tax loss of $7 million recorded on the sale of the thermal and wind package, $23 million of after-tax third-party insurance proceeds related to a 2017 Ravenswood outage and income tax adjustments

•	a $954 million after-tax impairment charge for the Energy East pipeline and related projects as a result of our decision not to proceed with the project applications

•	a $9 million after-tax charge related to the maintenance and liquidation of Keystone XL assets which were expensed pending further advancement of the project.
In third quarter 2017, comparable earnings also excluded:

•
an incremental net loss of $12 million related to the monetization of our U.S. Northeast power business which included an incremental loss of $7 million after tax on the sale of the thermal and wind package and $14 million of after-tax disposition costs and income tax adjustments

•	an after-tax charge of $30 million for integration-related costs associated with the acquisition of Columbia

•	an after-tax charge of $8 million related to the maintenance of Keystone XL assets which were being expensed pending further advancement of the project.
In second quarter 2017, comparable earnings also excluded:

•
a $265 million net after-tax gain related to the monetization of our U.S. Northeast power business which included a $441 million after-tax gain on the sale of TC Hydro and an additional loss of $176 million after tax on the sale of the thermal and wind package

•	an after-tax charge of $15 million for integration-related costs associated with the acquisition of Columbia

•	an after-tax charge of $4 million related to the maintenance of Keystone XL assets which were being expensed pending further advancement of the project.

TRANSCANADA [51
SECOND QUARTER 2018

In first quarter 2017, comparable earnings also excluded:

•	a charge of $24 million after tax for integration-related costs associated with the acquisition of Columbia

•	a charge of $10 million after tax for costs related to the monetization of our U.S. Northeast power generation business

•	a charge of $7 million after tax related to the maintenance of Keystone XL assets which were being expensed pending further advancement of the project

•
a $7 million income tax recovery related to the realized loss on a third-party sale of Keystone XL project assets. A provision for the expected pre-tax loss on these assets was included in our 2015 impairment charge but the related income tax recoveries could not be recorded until realized.

In fourth quarter 2016, comparable earnings also excluded:

•
an $870 million after-tax charge related to the loss on U.S. Northeast power assets held for sale which included an $863 million after-tax loss on the thermal and wind package held for sale and $7 million of after-tax costs related to the monetization

•	an additional $68 million after-tax loss on the transfer of environmental credits to the Balancing Pool upon final settlement of the Alberta PPA terminations

•
an after-tax charge of $67 million for costs associated with the acquisition of Columbia which included a $44 million deferred tax adjustment upon acquisition and $23 million of retention, severance and integration costs

•	an after-tax charge of $18 million related to Keystone XL costs for the maintenance and liquidation of project assets which were being expensed pending further advancement of the project

•
an after-tax restructuring charge of $6 million for additional expected future losses under lease commitments. These charges formed part of a restructuring initiative, which commenced in 2015, to maximize the effectiveness and efficiency of our existing operations and reduce overall costs.

In third quarter 2016, comparable earnings also excluded:

•
a $656 million after-tax impairment on the Ravenswood goodwill. As a result of information received during the process to monetize our U.S. Northeast power business in third quarter 2016, it was determined that the fair value of Ravenswood no longer exceeded its carrying value

•	costs associated with the acquisition of Columbia including a charge of $67 million after tax primarily relating to retention, severance and integration expenses

•
$28 million of income tax recoveries related to the realized loss on a third-party sale of Keystone XL plant and equipment. A provision for the expected loss on these assets was included in our fourth quarter 2015 impairment charge but the related tax recoveries could not be recorded until realized

•	a charge of $9 million after tax related to Keystone XL costs for the maintenance and liquidation of project assets which were being expensed pending further advancement of the project

•	a $3 million after-tax charge related to the monetization of our U.S. Northeast power business.